
11008321

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


RECEIVED
PROCESSING
SEP 07 2011
SECTION
211

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2011

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): __.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): X .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1 Interim Report for the six months ended June 30, 2011.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company's plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, or China Netcom, mergers and acquisitions and capital expenditures; (ii) the Company's plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company's competitive position, including its ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including its future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom;
- effects of the Company's discontinuation of the personal handyphone system business in response to the MIIT's request;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 6, 2011



By:____________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Interim Report 2011





innovation &
service leader for
information life






China
unicom中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability

Stock Code: 0762





Contents





Chang Xiaobing
Chairman & CEO

Chairman's Statement

Dear Shareholders,

In the first half of 2011, the Company experienced a rapid growth in revenue, continuously optimized its structure, enhanced its network capacity, and gradually improved its profitability. Overall, the Company demonstrated a rapid and healthy development trend.

Financial performance[1]

In the first half of 2011, the growth of the Company's revenue accelerated. Revenue of the Company (excluding deferred fixed-line upfront connection fee, same hereafter unless otherwise specified) totaled RMB101.385 billion, an increase of 22.9% over the same period last year. Service revenue was RMB90.350 billion, an increase of 13.0% over the same period last year. EBITDA was RMB32.017 billion, an increase of 4.2% over the same period last year. Profit for the period was RMB2.637 billion, a decline of 5.5%. Profitability of the Company was gradually bottoming out based on quarter-on-quarter comparison. Basic earnings per share was RMB0.113 (including deferred fixed-line upfront connection fee).

In the first half of 2011, operating cash flows of the Company was RMB34.352 billion, an increase of 10.5% over the same period last year. Capital expenditure was RMB25.968 billion, a decline of 22.1% over the same period last year. As at 30 June 2011, debt-to-capitalisation ratio was 31.7% and net debt-to-capitalisation ratio was 25.7%. The Company's debt-to-capitalisation structure remained solid.

Business performance[1]

In the first half year, driven by the rapid growth of the 3G and fixed-line broadband businesses, the growth of the Company's mobile business further accelerated. The fixed-line business remained stable. The growth of service revenue over the same period exceeded that of the industry average by 2.9 percentage points, with a gradual increase in the market share. While revenue grew rapidly, the revenue structure continued to improve. Service revenue from the mobile business accounted for 54.2% of the overall service revenue, an increase of 5.3 percentage points over the same period last year.

Mobile business

In the first half of 2011, the Company promoted the large-scale development of the 3G business focusing on both quality and quantity, and reinforced the effectiveness of the GSM business. The mobile business showed strong development momentum. As at 30 June 2011, the total number of subscribers of the Company reached 181.61 million, an increase of 15.7% over the same period last year. The penetration rate of 3G subscribers reached 13.2%. Benefiting from the rapid increase in 3G subscriber penetration rate, the overall ARPU of mobile subscribers for the first half year reached RMB46.8, an increase of 9.3% over the same period last year. Incremental revenue from the mobile business increased quarter by quarter. Service revenue for the first half year was RMB48.998 billion, an increase of 25.3% over the same period last year. The percentage of the 3G service revenue of the total revenue was 26.9%.

The large-scale and rapid development of the 3G business: In the first half of 2011, the Company actively optimized sales and marketing policies in terms of 3G products, subsidies, terminals and channels, and expanded the target subscriber group step by step. The 3G business demonstrated large-scale and rapid growth and the net additions of subscribers were 9.885 million. The total number of 3G subscribers reached 23.945 million. The ARPU of 3G subscribers was RMB117.5, a decrease of 11.7% over the same period last year. Service revenue was RMB13.180 billion, an increase of 234% over the same period last year. The quarterly average period-on-period growth rate reached 31.6%.

The Company continuously developed and deepened channel cooperation. Following the strategic partnership with Suning and others, the Company entered into strategic cooperation with national channel cooperation partners such as Guomei and 80 regional chain channels in the first half year, and gradually established a favourable position among mainstream social channels. In addition, the Company continuously strengthened its supporting service capability of social channels in such aspects as products, commission and settlement and established a win-win cooperative model with social channels. This significantly boosted the initiative of channel sales. In the first half year, sales of 3G business through social channels accounted for 51%, an increase of 16 percentage points over the same period last year.

Capitalizing on the industry chain advantage of WCDMA in the smartphones market, the Company further strengthened its co-operations with various WCDMA industry chain parties, actively promoted the innovative operations of terminals. In first half of the year, the Company newly launched over 30 models of strategically customized handsets. The Company also took bold measures in innovation and redefined mobile Internet handsets with experience and price as the core elements. In June, the Company launched the first "Thousand-RMB Wide Screen Smartphone" in mainland China. The handset was well received by the market and became an important driving force for the large-scale development of mid and low-end subscriber base.

With respect to contents and applications, the Company focused on products such as music, video, reading and application stores, established a diversified base of partners, enriched content resources, improved product experience, and continuously nourished subscribers' consumption habit of data service. In the first half year, 3G subscribers' monthly average data volumn reached 265.6MB, an increase of 86.0% over the same period last year.

The GSM business maintained steady growth: The Company upheld both development and maintenance, strengthened subscriber retention, actively promoted voice package operations and enhanced the effectiveness of GSM business development. The GSM business maintained steady growth. In the first half year, the net additions of GSM subscribers were 4.299 million and the total number of subscribers reached 157.665 million. The ARPU of subscribers was RMB38.3, a decrease of 3.8% over the same period last year. Service revenue was RMB35.818 billion, an increase of 1.9% over the same period last year.

Fixed-line business

In the first half of 2011, the Company actively promoted the marketing of fixed-line broadband speed enhancement. The net additions of broadband subscribers were 5.098 million and the total number of subscribers reached 52.322 million, an increase of 19.6% over the same period last year. Service revenue of the broadband service was RMB17.172 billion, an increase of 18.7% over the same period last year.

Confronted with severe challenges arising from factors such as mobile substitution, the Company actively promoted the integrated business and voice package marketing and endeavored to mitigate the decline in the local telephone business[2]. In the first half of 2011, the total loss of local telephone subscribers was 1.177 million and the total number of subscribers was 95.458 million, of which, the loss of PHS subscribers was 2.951 million and its total number of subscribers was 10.472 million. The local telephone business[2] recorded service revenue of RMB17.663 billion, a decline of 15.0% over the same period last year.

Benefiting from the rapid growth of businesses such as fixed-line broadband business, service revenue from the fixed-line business of the Company was RMB40.903 billion for the first half year, an increase of 2.5% over the same period last year.

Integrated business and industry applications

In the first half year, the Company emphasizing on optimizing the marketing organization system and the industry applications research and development support system, both of which are tailored to the needs of corporate customers. Using industry applications as the breakthrough point, the Company expanded the corporate customer market and gradually built up the influence of "WO•Business" in the six major areas, namely banking, securities, insurance, automobile, aerospace and central-government-owned enterprises, with industry application user development beginning to take shape. In the first half year, the Company developed over 3 million subscribers in the five major industry applications, namely mobile OA, government enforcement, automotive information services, monitoring and surveillance and stock trading/wireless internet cards.

For family subscribers, the Company actively marketed the "WO•Family" integrated product with fixed-line broadband as the core service. As at 30 June, the total number of "WO•Family" package subscribers reached 3.7 million and the broadband family subscriber penetration rate reached 8.7%.

Network building

In the first half year, the Company continued to speed up 3G network building, continued to enhance the GSM network, accelerated the broadband network upgrade and speed enhancement and stepped up its efforts in WiFi hotspot deployment to meet growing business development needs.

As at 30 June 2011, the total number of 3G base stations was 203,000, an increase of 32.8% over the same period last year. The HSPA+ network covered 56 key cities nationwide and can provide network services with a downlink rate of 21M for subscribers. The total number of GSM base stations reached 348,000, an increase of 13.7% over the same period last year. The total number of fixed-line broadband access ports reached 74.25 million, an increase of 26.9% over the same period last year.

Outlook

In the second half year, the Company intends to adhere to its development strategy to seize market opportunities, accelerate large-scale development and strive for faster growth in revenue, significant improvement in profitability and further enhancement of overall strength and market position. Major operating measures in the second half year include:

Achieving large-scale development of key businesses. By fully capitalizing on marketing and incentive policies in respects of terminals, subsidies, key industry applications and channels, the Company intends to accelerate the large-scale development of the 3G business to further increase market share. The Company also plans to transform the GSM marketing model in an active and steady way and maintain the steady development of the GSM business. In addition, the Company expects to promote the continuous and rapid growth of the fixed-line broadband business and step up overall efforts in the marketing of integrated products to maintain the stability of the fixed-line business.

Driving new breakthroughs in key markets. The Company intends to further expand the scope for promoting key industry applications and enhance product advantages and brand influence to drive a large-scale increase in corporate customers. The Company plans to optimize the campus market product system and integrate marketing resources to achieve breakthrough development in the juvenile market for key businesses such as 3G business. The Company also plans to further tap the consumption demand of rural markets and step up efforts in developing broadband, GSM and integrated businesses to increase the penetration rate of the rural subscribers. In addition, the Company plans to leverage on the product and service advantages of its international business to effectively increase the market share in the international business.

Enhancing network and operating support capability. The Company intends to continue to accelerate 3G network building, optimize 2G network coverage and expedite indoor coverage and WLAN establishment to continuously increase network capacity and improve network quality. The Company also plans to continue to promote broadband network upgrade and speed enhancement, expedite optical fibre access network building and accelerate the substitution of copper wires by optical fibre to meet growing business development needs.

Promoting management reform in key areas. The Company intends to actively promote the reform of the operating model with a focus on grid marketing and self-owned sales outlets. While continuing to optimize the management system and business process, the Company plans to enhance the full cost management of LAN to facilitate the continued enhancement of the utilization efficiency of various resources. Guided by market size and resources utilization efficiency, the Company also plans to reinforce the appraisal and remuneration allocation mechanism to fully inspire the vigor of employees, thereby providing a strong support for the rapid development of the Company's business and the continued enhancement of operational efficiency.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.



Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 24 August 2011

Note:

1. *Except for earnings per share figure, all revenue and profit for the period figures mentioned above excluded deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011 and RMB130 million for the first half of 2010.*

2. *Local telephone business includes local voice service, long-distance service, fixed-line VAS, interconnection settlement services.*

Financial and Business Overview

I. Financial Overview[1]

Revenue

In the first half of 2011, total revenue would reach RMB101.385 billion or increase by 22.9% as compared to the same period of last year. Out of which, service revenue would reach RMB90.350 billion or increase by 13.0% as compared to the same period of last year.

Revenue from the mobile business was RMB60.000 billion, of which, service revenue from the mobile business was RMB48.998 billion, up by 25.3% from the same period of last year. Value-added service revenue from the mobile business was RMB17.310 billion and as a percentage of service revenue from the mobile business, there was an increase from 31.3% in first half of 2010 to 35.3% in first half of 2011. Service revenue from GSM business was RMB35.818 billion, up by 1.9% from the same period of last year. Service revenue from 3G business was RMB13.180 billion. As a percentage of service revenue from the mobile business, there was an increase from 10.1% in first half of 2010 to 26.9% in first half of 2011.

Revenue from the fixed-line business would reach RMB40.936 billion, of which, service revenue from the fixed-lined business would reach RMB40.903 billion, up by 2.5% from the same period of last year. Non-voice revenue from the fixed-line business was RMB25.553 billion and as a percentage of service revenue from the fixed-line business, there was an increase from 54.0% in first half of 2010 to 62.5% in first half of 2011. Out of non-voice revenue from the fixed-line business, service revenue from broadband business was RMB17.172 billion, up by 18.7% from the same period of last year. As a percentage of service revenue from the fixed-line business, there was an increase from 36.3% in first half of 2010 to 42.0% in first half of 2011. Service revenue from the local telephone business would reach RMB17.663 billion, down by 15.0% compared with the same period of last year.

Costs and Expenses

In the first half of 2011, total costs and expenses[2], were RMB97.891 billion, up by 24.2% from the same period of last year.

Due to the expansion of Company's network capacity and increase of network assets, as well as the increase in utilities charges and rental expenses, the Company incurred depreciation and amortisation charge of RMB28.351 billion in the first half of 2011, increased by RMB1.710 billion or 6.4% from the same period of last year. Networks, operations and support expenses were RMB14.034 billion, increased by RMB1.275 billion or 10.0% from the same period of last year.

The Company continued the market promotion of its key businesses such as 3G and broadband service. Selling and marketing expenses were RMB13.596 billion in first half of 2011, increased by RMB2.256 billion or 19.9% from the same period of last year. Cost of telecommunications products sold was RMB14.293 billion. Loss on the sale of telecommunications products was RMB3.258 billion, of which, loss on sale of 3G handsets ("3G handset subsidy cost") was RMB3.057 billion, increased by RMB2.566 billion from the same period of last year.

Earnings

In the first half of 2011, profit before income tax would be RMB3.494 billion, profit for the period would be RMB2.637 billion, down by 5.5% from the same period of last year. Basic earnings per share[1] was RMB0.113. EBITDA[3] would be RMB32.017 billion, up by 4.2% as compared to the same period of last year. EBITDA margin (EBITDA as a percentage of the total revenue) would be 31.6%.

Operating Cash Flows and Capital Expenditures

In the first half of 2011, cash flows from operating activities were RMB34.352 billion, up by 10.5% from the same period of last year, capital expenditures totaled RMB25.968 billion. Free cash flows (representing net cash flows from operating activities minus capital expenditures) were RMB8.384 billion.

Balance Sheet

Liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 53.0% as at 30 June 2011. Debt-to-capitalisation ratio changed from 32.0% as at 31 December 2010 to 31.7% as at 30 June 2011.

II. Business Overview

Mobile Business

3G Business

In the first half of 2011, the Company continued its unified 3G strategy, further optimized 3G tariff plans, improved prepaid products and services, and launched HSPA+ wireless data card. The Company adjusted its subsidy policy toward key 3G handsets, further lowered the thresholds for 3G handset subsidy, launched thousand-RMB wide-screen smartphones, and accelerated the introduction of mid-and-low-end smartphones into the market. The Company enhanced application development and data volume management, carried out promotional activities on key 3G data services, pushed forward the growth of key products such as mobile music, mobile TV, mobile Internet and mobile mailbox, and proactively promoted innovative services such as mobile microblog, mobile reading and online application store. In the first half of 2011, the number of 3G subscribers increased by 9.885 million to 23.945 million, of which the number of wireless data card subscribers amounted to 2.565 million; the total 3G voice usage amounted to 66.22 billion minutes, the average data usage per subscriber per month was 265.6M, and the average revenue per user ("ARPU") per month was RMB117.5. The numbers of mobile TV subscribers, mobile reading subscribers and mobile mailbox subscribers were 8.511 million, 7.925 million and 17.528 million, respectively.

GSM Business

In the first half of 2011, the Company continued to transform its GSM business model and achieved the steady growth in its GSM business by taking a series of measures including, pushing forward fixed and mobile bundling, consolidating GSM tariff plans, introducing voice volume products and bundling products, promoting key services such as mobile Internet and "Cool Ringtone", upgrading the PHS subscribers to GSM, and gradually and steadily migrating the mid-and-high-end GSM subscribers to 3G. In the first half of 2011, the number of GSM subscribers increased by 4.299 million to 157.665 million; the total GSM voice usage amounted to 242.48 billion minutes, up 5.5% from the same period of last year; monthly ARPU was RMB38.3, down 3.8% from the same period of last year; the number of mobile Internet subscribers increased by 6.358 million to 62.170 million, representing a penetration rate of 39.4%; the number of "Cool Ringtone" subscribers amounted to 63.378 million, representing a penetration rate of 40.2%.

Fixed-line Business

In the first half of 2011, the Company continued to upgrade its broadband network and transmission speed, and improved the coverage and access capabilities of the broadband network. By introducing high-speed-based value-added products and promoting experiential marketing on high-speed broadband services, the Company increased the proportion of high-speed bandwidth subscribers. The Company also promoted more convenient broadband customer services as well as sales practices at communities. Those measures resulted in a rapid growth of the broadband business and an improved revenue mix of the overall fixed-line business. Leveraging on its full-service advantage, the Company vigorously promoted its fully bundled product "WO Family", which facilitated the stable development of the fixed-line business and the retention of its local fixed-line subscribers. In the first half of 2011, the number of broadband subscribers increased by 5.098 million to 52.322 million. Subscribers with 4M-and-above bandwidth accounted for 35.0% of all broadband subscribers, up 10.2 percentage points from the same period of last year; the number of broadband content and application subscribers reached 19.396 million, accounting for 37.1% of all broadband subscribers. Monthly ARPU of broadband subscribers was RMB57.6, down 1.5% from the same period of last year; the number of "WO Family" subscribers increased by 3.309 million to 3.697 million, which helped bring in 1.409 million broadband and 1.004 million local fixed-line new subscribers.

In the first half of 2011, the number of local access subscribers declined by 1.177 million to 95.458 million, of which the number of PHS subscribers declined by 2.951 million to 10.472 million. Monthly ARPU of local access subscribers was RMB26.4, down 10.8% from the same period of last year.

Sales and Marketing

Branding Strategy

In the first half of 2011, the Company further developed its full-service branding practices and enriched the content of "WO" brand. In addition to the continuous promotion of "WO 3G", the Company also strengthened the promotion of "WO Family" and "WO Business", and steadily implemented the offerings of "WO Customer Care". Through the increased use of the new media such as Internet as well as the enhanced cooperation with various media, the Company promoted its innovative products and services to targeted markets, and highlighted the overall strength of the "WO" brand in terms of 3G handsets, network, applications and customer care.

Sales and Marketing Strategy

In the first half of 2011, the Company successfully accelerated 3G business growth through a combination of improved 3G tariff plans and products, proactive handset subsidy programs, win-win cooperation with third-party channels and more diversified smartphone offerings. The Company also promoted the upgrade of its existing 2G users to 3G services in a proactive and steady way. Leveraging on the convergence trend, the Company launched broadband-based multimedia application trials for families, and promoted bundled service plans to families (under the brand of "WO Family") and SMEs (under the brand of "WO Business") to further facilitate the development of its integrated business model.

In the first half of 2011, the Company continued to deepen cooperation with mobile handset vendors and enriched the offerings of "WO 3G" terminals. The Company further optimized handset subsidy programs, and proactively promoted 3G service contracts that encourage users to purchase handsets themselves and enjoy discounts through fee deposits. Those measures led to a continuous increase in the percentage of 3G contracted subscribers and an improvement in 3G subscriber growth quality.

In the first half of 2011, with opportunities arising from the surging demand for informanization by governments and enterprises, the Company launched a series of exhibition activities to promote industry applications on key sectors such as automotive, aviation, insurance, securities etc. The Company has developed more than 3 million users by offering a series of industry applications such as mobile OA, government enforcement, automotive information services, monitoring and surveillance, stock trading and proprietary internet access. Industry applications have become an important driving force for the development of the Company's mobile business for corporate accounts.

Distribution Channels

In the first half of 2011, the Company continued to improve its distribution system for its various telecom services and enhanced the sales capabilities of its various channels. To strengthen its self-owned channels, the Company launched performance evaluations on self-owned sales outlets and promoted experiential marketing practices at such locations. The Company accelerated its expansion into national and regional electronic chain stores and has made continuous and substantial progresses. In the first half of 2011, the Company entered into strategic and comprehensive cooperation agreements with several national chain store firms, such as Guomei, FunTalk, HiSap, as well as 80 regional chain store firms. The percentage of 3G subscribers acquired from third-party channels reached 51%. By further increasing promotional efforts, improving and optimizing the system functions and standardizing the operation processes of e-channels, the Company achieved rapid growth in its e-channels. In the first half of 2011, the revenue generated from the e-channels reached RMB10.1 billion, up 113% from the same period of last year; and the number of e-channel customers exceeded 83 million, up 129% compared with the same period of last year.

Customer Care

In the first half of 2011, the Company expanded the subscriber-centered customer care system and pushed forward the implementation of the continuous improvement plans to further facilitate the Company's overall development. The Company optimized the measures and system to monitor customer care quality and enhanced the integration of call centers with sales and marketing efforts, so as to continuously raise the capability and quality of customer hotline services. The Company improved the segmentation of customer care system and strengthened customer care for high-end subscribers. The Company also accelerated the construction of the IT infrastructure for customer care to provide better support to the sales and marketing activities.

Note 1: Except for basic earnings per share figure, all revenue and profit figures mentioned above excluded deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011 and RMB130 million for the first half of 2010.

Note 2: Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, other operating expenses, finance costs, interest income and other income-net.

Note 3: EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2011
(All amounts in Renminbi ("RMB") millions)

	Note	30 June 2011	31 December 2010 As restated (Note 3 (a))
ASSETS			
Non-current assets			
Property, plant and equipment	5	**363,172**	366,060
Lease prepayments		**7,566**	7,607
Goodwill		**2,771**	2,771
Deferred income tax assets	6	**5,617**	4,840
Financial assets at fair value through other comprehensive income	7	**9,989**	6,214
Other assets	8	**11,894**	11,753
		401,009	399,245
Current assets			
Inventories and consumables	9	**4,089**	3,728
Accounts receivable, net	10	**10,435**	9,286
Prepayments and other current assets	11	**4,794**	5,115
Amounts due from related parties	30.1	**39**	50
Amounts due from domestic carriers	30.2	**1,200**	1,261
Short-term bank deposits		**305**	273
Cash and cash equivalents		**18,042**	22,495
		38,904	42,208
Total assets		**439,913**	441,453
EQUITY			
Equity attributable to owners of the parent			
Share capital	12	**2,311**	2,310
Share premium	12	**173,470**	173,436
Reserves		**(17,963)**	(18,273)
Retained profits			
- Proposed 2010 final dividend	28	**—**	1,885
- Others		**49,142**	46,483
Total equity		**206,960**	205,841

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2011
(All amounts in RMB millions)

	Note	30 June 2011	31 December 2010 As restated (Note 3 (a))
LIABILITIES			
Non-current liabilities			
Long-term bank loans	13	**1,449**	1,462
Promissory notes	14	**15,000**	15,000
Convertible bonds	15	**11,356**	11,558
Corporate bonds	16	**7,000**	7,000
Deferred income tax liabilities	6	**19**	22
Deferred revenue		**2,131**	2,171
Other obligations		**156**	162
		37,111	37,375
Current liabilities			
Accounts payables and accrued liabilities	17	**92,650**	97,659
Taxes payable		**1,593**	1,484
Amounts due to ultimate holding company	30.1	**213**	229
Amounts due to related parties	30.1	**4,526**	5,191
Amounts due to domestic carriers	30.2	**1,124**	873
Commercial papers	18	**24,000**	23,000
Short-term bank loans	19	**34,856**	36,727
Current portion of long-term bank loans	13	**54**	58
Dividend payable	28	**479**	431
Current portion of deferred revenue		**876**	1,042
Current portion of other obligations		**2,611**	2,637
Advances from customers		**32,860**	28,906
		195,842	198,237
Total liabilities		**232,953**	235,612
Total equity and liabilities		**439,913**	441,453
Net current liabilities		**(156,938)**	(156,029)
Total assets less current liabilities		**244,071**	243,216

The notes on pages 18 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Income

For the six months ended 30 June 2011
(All amounts in RMB millions, except per share data)

	Note	Six months ended 30 June 2011	2010 As restated (Note 2 (b))
Revenue	20	**101,400**	82,640
Interconnection charges		**(7,763)**	(6,479)
Depreciation and amortisation		**(28,351)**	(26,641)
Networks, operations and support expenses	21	**(14,034)**	(12,759)
Employee benefit expenses	22	**(12,520)**	(11,572)
Other operating expenses	23	**(35,051)**	(20,977)
Finance costs	24	**(893)**	(864)
Interest income		**120**	40
Other income - net	25	**601**	408
Profit before income tax		**3,509**	3,796
Income tax expenses	6	**(857)**	(874)
Profit for the period		**2,652**	2,922
Profit attributable to:			
Owners of the parent		**2,652**	2,922
Earnings per share for profit attributable to owners of the parent:			
Basic earnings per share (RMB)	29	**0.11**	0.12
Diluted earnings per share (RMB)	29	**0.11**	0.12

The notes on pages 18 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim
Statement of Comprehensive Income

For the six months ended 30 June 2011
(All amounts in RMB millions)

	Note	Six months ended 30 June 2011	Six months ended 30 June 2010 As restated (Note 2 (b) and 3 (a))
Profit for the period		**2,652**	2,922
Other comprehensive income/(loss)			
Changes in fair value of financial assets through other comprehensive income	7	**409**	(2,710)
Tax effect on changes in fair value of financial assets through other comprehensive income		**(102)**	671
Changes in fair value of financial assets through other comprehensive income, net of tax		**307**	(2,039)
Currency translation differences		**(6)**	(17)
Other comprehensive income/(loss) for the period, net of tax		**301**	(2,056)
Total comprehensive income for the period		**2,953**	866
Total comprehensive income attributable to:			
Owners of the parent		**2,953**	866

The notes on pages 18 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2011
(All amounts in RMB millions)

	Attributable to owners of the parent												
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Non-controlling interests	Total equity
Balance at 1 January 2010 (As previously reported)	2,310	173,435	79	567	106	6	—	24,251	(43,097)	48,808	206,465	2	206,467
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 3 (a))	—	—	—	—	—	(6)	6	—	—	—	—	—	—
Balance at 1 January 2010 (As restated)	2,310	173,435	79	567	106	—	6	24,251	(43,097)	48,808	206,465	2	206,467
Total comprehensive (loss)/income for the period	—	—	—	—	—	—	(2,039)	—	(17)	2,922	866	—	866
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(26)	—	—	—	—	26	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	—	130	—	(130)	—	—	—
Equity-settled share option schemes: -Value of employee services	—	—	—	53	—	—	—	—	—	—	53	—	53
Dividends relating to 2009 (Note 28)	—	—	—	—	—	—	—	—	—	(3,770)	(3,770)	—	(3,770)
Balance at 30 June 2010 (As restated)	2,310	173,435	79	620	80	—	(2,033)	24,381	(43,114)	47,856	203,614	2	203,616

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2011
(All amounts in RMB millions)

	Attributable to owners of the parent											
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2011 (As previously reported)	2,310	173,436	79	623	56	(1,334)	—	24,822	572	(43,091)	48,368	205,841
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 3 (a))	—	—	—	—	—	1,334	(1,334)	—	—	—	—	—
Balance at 1 January 2011 (As restated)	2,310	173,436	79	623	56	—	(1,334)	24,822	572	(43,091)	48,368	205,841
Total comprehensive income/(loss) for the period	—	—	—	—	—	—	307	—	—	(6)	2,652	2,953
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(21)	—	—	—	—	—	21	—
Transfer to statutory reserves	—	—	—	—	—	—	—	15	—	—	(15)	—
Equity-settled share option schemes:												
-Value of employee services	—	—	—	17	—	—	—	—	—	—	—	17
-Issuance of shares upon exercise of options	1	34	—	(1)	—	—	—	—	—	—	—	34
-Transfer between reserves upon lapsing of options	—	—	—	(1)	—	—	—	—	—	—	1	—
Dividends relating to 2010 (Note 28)	—	—	—	—	—	—	—	—	—	—	(1,885)	(1,885)
Balance at 30 June 2011	2,311	173,470	79	638	35	—	(1,027)	24,837	572	(43,097)	49,142	206,960

The notes on pages 18 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended 30 June 2011
(All amounts in RMB millions)

	Note	Six months ended 30 June 2011	Six months ended 30 June 2010
Net cash inflow from operating activities		**34,352**	31,089
Net cash outflow from investing activities	(a)	**(36,524)**	(32,737)
Net cash (outflow)/inflow from financing activities		**(2,281)**	649
Net decrease in cash and cash equivalents		**(4,453)**	(999)
Cash and cash equivalents, beginning of period		**22,495**	7,820
Cash and cash equivalents, end of period		**18,042**	6,821
Analysis of the balances of cash and cash equivalents:			
Cash balances		**7**	7
Bank balances		**18,035**	6,814
		18,042	6,821

(a) *The amount of net cash outflow from investing activities for the six months ended 30 June 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008.*

The notes on pages 18 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding. After the disposal of the CDMA business to China Telecom Corporation Limited on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the "Mobile business", the services aforementioned other than the Mobile business is hereinafter collectively referred to as the "Fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 and 2010 have not been audited by the auditors, and the financial information for the year ended 31 December 2010 is extracted from the audited financial statements as set out in the Company's 2010 Annual Report.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2010. The Group's policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company's 2010 Annual Report and there have been no significant changes in any risk management policies for the six months ended 30 June 2011.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

(a) Going Concern Assumption

As at 30 June 2011, current liabilities of the Group exceeded current assets by approximately RMB156.9 billion (31 December 2010: approximately RMB156.0 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Approximately RMB173.5 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB118.1 billion was unutilised as at 30 June 2011; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2011 has been prepared on a going concern basis.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

(b) Revenue Recognition on Sales of Services and Goods

The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of services. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.

During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

This change in accounting policy resulted in an increase in the Group's revenue, profit before income tax, profit for the period and earnings per share of RMB527 million, RMB527 million, RMB396 million and RMB0.02, respectively, for the six months ended 30 June 2010; and a decrease in advances from customers of RMB545 million as at 30 June 2010. The 2010 comparative figures have been restated accordingly.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2010.

(a) Early Adoption of IFRS/HKFRS 9

On 1 January 2011, the Group early adopted IFRS/HKFRS 9 "Financial Instruments". IFRS/HKFRS 9 requires an entity to classify its financial assets into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition and the classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Following the adoption of IFRS/HKFRS 9 on 1 January 2011, investments and other financial assets of the Group held are classified under the following categories:

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

- The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and
- The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and are unleveraged.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sale proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Early Adoption of IFRS/HKFRS 9 (Continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Securities or bank deposits with embedded derivatives are classified in their entirety as measured at fair value where the economic characteristics and risks of the embedded derivatives are dissimilar to those of the host contracts and modify the contractual cash flows, such that they are not solely payments of principal and interest on the principal amount outstanding or the interest rate does not reflect only consideration for the time value of money and credit risk.

Financial assets under this category are investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of a financial asset measured at fair value only through other comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the transaction date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

Upon the adoption of the standard, the Group:

- Classified its investments in equity instruments as those measured at fair value;
- Made an irrevocable election to recognise changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognised in the statement of income; and
- Transferred the balance of available-for-sale fair value reserve to investment revaluation reserve.

There was no impact on the Group's accounting for financial liabilities, as the new standard only affect the accounting for financial liabilities that are designated at fair value through profit and loss, and the Group did not have any such liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) New Accounting Standards, Amendments and Interpretations Pronouncements

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2011 and are applicable for the Group:

IFRIC/HK(IFRIC) – Int 19, "Extinguishing financial liabilities with equity instruments"
IFRS/HKFRS 3 (amendments), "Business combinations"
IFRS/HKFRS 7 (amendments), "Financial instruments: disclosures"
IAS/HKAS 1 (amendments), "Presentation of financial statements"
IAS/HKAS 27 (amendments), "Consolidated and separate financial statements"
IAS/HKAS 34 (amendments), "Interim financial reporting"

The adoption of the above new standards, amendments to standards and interpretations did not have any significant impact on the Group's unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are not effective for the financial year beginning 1 January 2011 and have not been early adopted by the Group. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4. SEGMENT INFORMATION

The Chief Operating Decision Maker (the "CODM") has been identified as the Board of Directors (the "BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

- Mobile business — the provision of GSM and WCDMA cellular and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China;

- Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim statement of income.

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments

	Six months ended 30 June 2011					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	48,974	40,112	89,086	—	—	89,086
Information communication technology services and other revenue	24	806	830	449	—	1,279
Sales of telecommunications products	11,002	33	11,035	—	—	11,035
Total revenue from external customers	60,000	40,951	100,951	449	—	101,400
Intersegment revenue	67	2,173	2,240	266	(2,506)	—
Total revenue	60,067	43,124	103,191	715	(2,506)	101,400
Interconnection charges	(8,284)	(1,714)	(9,998)	—	2,235	(7,763)
Depreciation and amortisation	(12,599)	(14,584)	(27,183)	(1,226)	58	(28,351)
Networks, operations and support expenses	(1,768)	(4,637)	(6,405)	(7,631)	2	(14,034)
Employee benefit expenses	—	—	—	(12,630)	110	(12,520)
Other operating expenses	(21,149)	(4,787)	(25,936)	(9,200)	85	(35,051)
Finance costs	—	—	—	(1,149)	256	(893)
Interest income	—	—	—	376	(256)	120
Other income - net	—	—	—	601	—	601
Segment profit/(loss) before income tax	16,267	17,402	33,669	(30,144)	(16)	3,509
Income tax expenses						(857)
Profit for the period						2,652
Attributable to:						
Owners of the parent						2,652
Other information:						
Provision for doubtful debts	(1,065)	(369)	(1,434)	(7)	—	(1,441)
Capital expenditures for segment assets (a)	7,928	10,943	18,871	7,097	—	25,968

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

	Six months ended 30 June 2010 (As restated)					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	39,060	39,606	78,666	537	—	79,203
Information communication technology services and other revenue	51	437	488	421	—	909
Sales of telecommunications products	2,462	66	2,528	—	—	2,528
Total revenue from external customers	41,573	40,109	81,682	958	—	82,640
Intersegment revenue	92	2,118	2,210	319	(2,529)	—
Total revenue	41,665	42,227	83,892	1,277	(2,529)	82,640
Interconnection charges	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
Depreciation and amortisation	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
Networks, operations and support expenses	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
Employee benefit expenses	—	—	—	(11,679)	107	(11,572)
Other operating expenses	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
Finance costs	—	—	—	(959)	95	(864)
Interest income	—	—	—	135	(95)	40
Other income - net	—	—	—	408	—	408
Segment profit/(loss) before income tax	13,698	17,493	31,191	(27,328)	(67)	3,796
Income tax expenses						(874)
Profit for the period						2,922
Attributable to:						
Owners of the parent						2,922
Other information:						
Provision for doubtful debts	(932)	(472)	(1,404)	(3)	—	(1,407)
Capital expenditures for segment assets (a)	10,788	11,596	22,384	10,932	—	33,316

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

	30 June 2011					
				Reconciling items		
	Mobile business	**Fixed-line business**	**Subtotal**	**Unallocated amounts**	**Eliminations**	**Total**
Total segment assets	**170,912**	**227,527**	**398,439**	**43,109**	**(1,635)**	**439,913**
Total segment liabilities	**74,803**	**48,908**	**123,711**	**110,360**	**(1,118)**	**232,953**

	31 December 2010					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	170,839	225,769	396,608	46,446	(1,601)	441,453
Total segment liabilities	74,141	48,386	122,527	114,184	(1,099)	235,612

(a) Capital expenditures under "unallocated amounts" represent capital expenditures on common facilities, which benefit all operating segments.

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

Movements of property, plant and equipment for the six months ended 30 June 2011 and 2010 are as follows:

	Six months ended 30 June 2011						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period	53,782	239,604	398,340	42,894	2,321	59,245	796,186
Additions	125	173	403	52	13	23,767	24,533
Transfer from CIP	884	11,552	11,372	1,643	303	(25,754)	—
Disposals	(17)	(1,660)	(1,445)	(295)	(72)	—	(3,489)
End of period	54,774	249,669	408,670	44,294	2,565	57,258	817,230
Representing:							
At cost	54,774	249,669	—	—	—	57,258	361,701
At valuation	—	—	408,670	44,294	2,565	—	455,529
	54,774	249,669	408,670	44,294	2,565	57,258	817,230
Accumulated depreciation and impairment:							
Beginning of period	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)
Charge for the period	(1,092)	(9,200)	(14,814)	(1,947)	(254)	—	(27,307)
Disposals	16	1,604	1,401	281	72	—	3,374
Impairment transfer out	—	—	1	—	—	—	1
End of period	(17,747)	(120,546)	(284,045)	(30,462)	(1,242)	(16)	(454,058)
Net book value:							
End of period	37,027	129,123	124,625	13,832	1,323	57,242	363,172
Beginning of period	37,111	126,654	127,707	14,098	1,261	59,229	366,060

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Six months ended 30 June 2010						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Additions	26	113	253	51	112	31,635	32,190
Transfer from CIP	2,060	19,422	9,549	1,218	118	(32,367)	—
Disposals	(48)	(324)	(651)	(208)	(228)	—	(1,459)
End of period	51,402	226,134	378,174	42,475	1,888	63,440	763,513
Representing:							
At cost	51,402	226,134	—	—	—	63,440	340,976
At valuation	—	—	378,174	42,475	1,888	—	422,537
	51,402	226,134	378,174	42,475	1,888	63,440	763,513
Accumulated depreciation and impairment:							
Beginning of period	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Charge for the period	(968)	(7,857)	(14,309)	(2,238)	(184)	—	(25,556)
Disposals	46	282	567	199	228	—	1,322
End of period	(15,580)	(105,416)	(256,797)	(27,176)	(865)	(25)	(405,859)
Net book value:							
End of period	35,822	120,718	121,377	15,299	1,023	63,415	357,654
Beginning of period	34,706	109,082	125,968	16,277	977	64,147	351,157

As at 30 June 2011, the net book value of all the revalued property, plant and equipment would have been approximately RMB142,586 million (31 December 2010: approximately RMB147,148 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses.

For the six months ended 30 June 2011, the Group recognised a gain on disposal of property, plant and equipment of approximately RMB15 million (for the six months ended 30 June 2010: loss of approximately RMB48 million).

(All amounts in RMB millions unless otherwise stated)

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2010: 16.5%) on the estimated assessable profit for the six months ended 30 June 2011. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the six months ended 30 June 2011 at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2010: 25%).

	Six months ended 30 June	
	2011	2010 (As restated)
Provision for income tax on the estimated taxable profits for the period		
– Hong Kong	**8**	9
– Outside Hong Kong	**1,731**	951
	1,739	960
Deferred taxation	**(882)**	(86)
Income tax expenses	**857**	874

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Six months ended 30 June	
	2011	2010 (As restated)
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**2.4%**	1.3%
Non-taxable income		
– Upfront and installation fees arising from Fixed-line business	**(0.6%)**	(1.6%)
Impact of PRC preferential tax rates and tax holiday	**(1.2%)**	(0.8%)
Others	**(1.2%)**	(0.9%)
Effective tax rate	**24.4%**	23.0%

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (Continued)

Movement of the net deferred tax assets/liabilities is as follows:

	Six months ended 30 June	
	2011	2010
Net deferred tax assets after offsetting:		
Beginning of period	**4,840**	5,202
Deferred tax credited to the statement of income	**879**	128
Deferred tax (charged)/credited to other comprehensive income	**(102)**	402
End of period	**5,617**	5,732
Net deferred tax liabilities after offsetting:		
Beginning of period	**(22)**	(245)
Deferred tax credited/(charged) to the statement of income	**3**	(42)
Deferred tax credited to other comprehensive income	**—**	269
End of period	**(19)**	(18)

7. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2011	31 December 2010 (As restated)
Equity securities issued by corporates	**9,989**	6,214
Analysed by place of listing:		
Listed in the PRC	**128**	127
Listed outside of PRC	**9,861**	6,087
	9,989	6,214

For the six months ended 30 June 2011, changes in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB409 million (for the six months ended 30 June 2010: approximately RMB2,710 million). The changes in fair value, net of tax impact, of approximately RMB307 million (for the six months ended 30 June 2010: approximately RMB2,039 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

The Company increased its investment in Telefónica S.A. ("Telefónica") in January 2011. Please refer to Note 26 for details.

(All amounts in RMB millions unless otherwise stated)

8. OTHER ASSETS

	30 June 2011	31 December 2010
Direct incremental costs for activating mobile subscribers	**427**	423
Installation costs of Fixed-line business	**1,154**	1,309
Prepaid rental for premises and leased lines	**3,526**	3,521
Purchased software	**4,682**	4,440
Others	**2,105**	2,060
	11,894	11,753

9. INVENTORIES AND CONSUMABLES

	30 June 2011	31 December 2010
Handsets and other customer end products	**2,661**	2,461
Telephone cards	**318**	308
Consumables	**975**	860
Others	**135**	99
	4,089	3,728

10. ACCOUNTS RECEIVABLE, NET

	30 June 2011	31 December 2010
Accounts receivable for Mobile business	**7,412**	5,022
Accounts receivable for Fixed-line business	**7,891**	8,042
Accounts receivable for other business	**447**	202
Sub-total	**15,750**	13,266
Less: Provision for doubtful debts for Mobile business	**(3,028)**	(2,074)
Provision for doubtful debts for Fixed-line business	**(2,173)**	(1,829)
Provision for doubtful debts for other business	**(114)**	(77)
	10,435	9,286

(All amounts in RMB millions unless otherwise stated)

10. ACCOUNTS RECEIVABLE, NET (Continued)

The aging analysis of accounts receivable is as follows:

	30 June 2011	31 December 2010
Within one month	**7,686**	6,625
More than one month to three months	**1,562**	1,316
More than three months to one year	**3,751**	3,054
More than one year	**2,751**	2,271
	15,750	13,266

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

11. PREPAYMENTS AND OTHER CURRENT ASSETS

	30 June 2011	31 December 2010
Prepaid rental	**1,254**	1,318
Deposits and prepayments	**2,080**	2,006
Prepaid income taxes	**26**	620
Advances to employees	**369**	321
Others	**1,065**	850
	4,794	5,115

The aging analysis of prepayments and other current assets is as follows:

	30 June 2011	31 December 2010
Within one year	**4,222**	4,629
More than one year	**572**	486
	4,794	5,115

12. SHARE CAPITAL

	30 June 2011 HKD millions	31 December 2010 HKD millions
Authorised:		
30,000,000,000 ordinary shares, par value of HKD0.10 each	**3,000**	3,000

	Number of shares millions	**Ordinary shares, par value of HKD0.10 each HKD millions**	**Share capital**	**Share premium**	**Total**
Issued and fully paid:					
At 1 January 2010 and 30 June 2010	23,562	2,355	2,310	173,435	175,745
At 1 January 2011	**23,562**	**2,355**	**2,310**	**173,436**	**175,746**
Issuance of shares upon exercise of options (Note 27)	**3**	**1**	**1**	**34**	**35**
At 30 June 2011	**23,565**	**2,356**	**2,311**	**173,470**	**175,781**

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2011	31 December 2010
RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013		
– secured		800	800
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00 % (31 December 2010: Nil to 5.00%) per annum with maturity through 2039 (31 December 2010: maturity through 2039)		
– secured (a)		122	128
– unsecured		311	327
		433	455
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2010: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2010: maturity through 2034)		
– unsecured		270	265
Sub-total		1,503	1,520
Less: Current portion		(54)	(58)
		1,449	1,462

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS (Continued)

The repayment schedule of the long-term bank loans is as follows:

	30 June 2011	31 December 2010
Balances due:		
– not later than one year	54	58
– later than one year and not later than two years	51	50
– later than two years and not later than five years	954	950
– later than five years	444	462
	1,503	1,520
Less: Portion classified as current liabilities	(54)	(58)
	1,449	1,462

(a) As at 30 June 2011, bank loans of approximately RMB122 million (31 December 2010: approximately RMB128 million) were secured by corporate guarantees granted by third parties.

14. PROMISSORY NOTES

On 2 April 2010, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) issued tranche one of promissory note in an amount of RMB3 billion, with a maturity period of 3 years from the date of issue and carries interest at 3.73% per annum.

On 20 September 2010, CUCL issued tranche two of promissory note in an amount of RMB12 billion, with a maturity period of 3 years from the date of issue and carries interest at 3.31% per annum.

(All amounts in RMB millions unless otherwise stated)

15. CONVERTIBLE BONDS

On 18 October 2010, Billion Express Investments Limited ("Billion Express"), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to adjustment in certain events set out in the Trust deed dated 18 October 2010. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date not later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the six months ended 30 June 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component is credited to the convertible bonds reserve under equity attributable to owners of the parent.

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

Liability component on initial recognition, net of direct issue costs	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45
Liability component at 31 December 2010	**11,558**
Less: effect of exchange gain on liability component	**(264)**
Less: interest paid	**(45)**
Add: imputed finance cost	**107**
Liability component at 30 June 2011	**11,356**

The liability component of the convertible bonds at 30 June 2011 amounted to approximately RMB11,356 million (equivalent to USD1,755 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

(All amounts in RMB millions unless otherwise stated)

16. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

17. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	30 June 2011	31 December 2010
Payables to contractors and equipment suppliers	**68,996**	76,534
Payables to telecommunications product suppliers	**2,598**	3,189
Customer/contractor deposits	**2,964**	3,200
Repair and maintenance expense payables	**3,104**	2,449
Salary and welfare payables	**2,413**	1,017
Interest payables	**969**	740
Amounts due to service providers/content providers	**1,204**	1,034
Accrued expenses	**6,998**	5,394
Others	**3,404**	4,102
	92,650	97,659

The aging analysis of accounts payables and accrued liabilities is as follows:

	30 June 2011	31 December 2010
Less than six months	**81,471**	85,485
Six months to one year	**3,526**	3,866
More than one year	**7,653**	8,308
	92,650	97,659

18. COMMERCIAL PAPERS

On 1 April 2010, CUCL issued tranche one of 2010 commercial paper in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interest at 2.64% per annum. The commercial paper was fully repaid in March 2011.

On 20 September 2010, CUCL issued tranche two of 2010 commercial paper in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interest at 2.81% per annum.

On 10 March 2011, CUCL issued tranche one and tranche two of 2011 super and short-term commercial papers in an amount of RMB8 billion each, with a maturity date of 180 days from the date of issue and carries interest at 3.88% per annum.

(All amounts in RMB millions unless otherwise stated)

19. SHORT-TERM BANK LOANS

	Interest rates and final maturity	**30 June 2011**	31 December 2010
RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 3.87% (31 December 2010: 2.88% to 4.59%) per annum with maturity through 2012 (31 December 2010: maturity through 2011)		
– unsecured		**380**	2,610
RMB denominated bank loans	Floating interests rates ranging from 10% (31 December 2010: 10%) downward on the benchmark interest rate to the benchmark interest rate issued by the People's Bank of China with maturity through 2011 (31 December 2010: maturity through 2011)		
– unsecured		**19,590**	23,195
– secured		**—**	30
		19,590	23,225
HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin ranging from 0.40% to 1.20% (31 December 2010: plus 0.40% to 1.00%) per annum with maturity through 2012 (31 December 2010: maturity through 2011)		
– unsecured		**14,886**	10,892
Total		**34,856**	36,727

(All amounts in RMB millions unless otherwise stated)

20. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB3,064 million for the six months ended 30 June 2011 (for the six months ended 30 June 2010: approximately RMB2,323 million).

The major components of revenue are as follows:

	Six months ended 30 June	
	2011	2010 (As restated)
Mobile business		
– Usage and monthly fees	**26,403**	22,337
– Value-added services revenue	**17,310**	12,256
– Interconnection revenue	**5,105**	4,209
– Other service revenue	**156**	258
Total mobile telecommunications service revenue	**48,974**	39,060
Fixed-line business		
– Usage and monthly fees	**12,558**	15,159
– Broadband, data and other Internet-related services revenue	**18,761**	15,746
– Leased line income	**3,363**	2,800
– Value-added services revenue	**2,313**	2,421
– Interconnection revenue	**2,389**	2,712
– Upfront connection fees	**15**	130
– Other service revenue	**713**	638
Total fixed-line telecommunications service revenue	**40,112**	39,606
Unallocated telecommunications service revenue	**—**	537
Total telecommunications service revenue	**89,086**	79,203
Information communication technology services and other revenue	**1,279**	909
Sales of telecommunications products	**11,035**	2,528
Total revenue from external customers	**101,400**	82,640

(All amounts in RMB millions unless otherwise stated)

21. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	Six months ended 30 June	
	2011	2010
Repair and maintenance	**4,434**	4,165
Power and water charges	**4,764**	4,282
Operating leases for networks, premises, equipment and facilities	**4,321**	3,874
Others	**515**	438
Total networks, operations and support expenses	**14,034**	12,759

22 EMPLOYEE BENEFIT EXPENSES

	Six months ended 30 June	
	2011	2010
Salaries and wages	**10,302**	9,414
Contributions to defined contribution pension schemes	**1,385**	1,308
Contributions to housing fund	**727**	699
Other housing benefits	**89**	98
Share-based compensation	**17**	53
Total employee benefit expenses	**12,520**	11,572

23. OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2011	2010
Provision for doubtful debts	**1,441**	1,407
Cost of telecommunications products sold	**14,293**	3,102
Cost in relation to information communications technology services	**707**	367
Commission expenses	**8,137**	6,609
Advertising and promotion expenses	**2,077**	1,726
Customer installation cost	**1,307**	1,258
Customer acquisition and retention cost	**2,074**	1,387
Property management fee	**785**	732
Office and administrative expenses	**1,574**	1,289
Transportation expense	**926**	943
Miscellaneous taxes and fees	**360**	332
Others	**1,370**	1,825
Total other operating expenses	**35,051**	20,977

(All amounts in RMB millions unless otherwise stated)

24. FINANCE COSTS

	Six months ended 30 June	
	2011	2010
Finance costs:		
– Interest on bank loans repayable within 5 years	**702**	1,040
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	**784**	257
– Interest on convertible bonds repayable within 5 years	**107**	—
– Interest on related party loans repayable within 5 years	**10**	11
– Interest on bank loans repayable over 5 years	**3**	2
– Interest on corporate bonds repayable over 5 years	**45**	45
– Less: Amounts capitalised in construction-in-progress	**(489)**	(447)
Total interest expense	**1,162**	908
– Exchange gain, net	**(446)**	(122)
– Others	**177**	78
Total finance costs	**893**	864

25. OTHER INCOME - NET

	Six months ended 30 June	
	2011	2010 (As restated)
Dividend income from financial assets at fair value through other comprehensive income	**446**	233
Others	**155**	175
Total other income - net	**601**	408

(All amounts in RMB millions unless otherwise stated)

26. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement.

As at 30 June 2011, the related financial assets at fair value through other comprehensive income amounted to approximately RMB9,861 million (31 December 2010: approximately RMB6,087 million). For the six months ended 30 June 2011, changes in fair value of the financial assets at fair value through other comprehensive income amounted to approximately RMB408 million (for the six months ended 30 June 2010: approximately RMB2,648 million). The changes in fair value, net of tax impact of approximately RMB306 million (for the six months ended 30 June 2010: approximately RMB1,986 million), was recorded in the unaudited condensed consolidated interim statement of comprehensive income.

27. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended in May 2002, May 2007 and May 2009, respectively.

In connection with the merger between the Company and China Netcom in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended in May 2009.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Six months ended 30 June			
	2011		2010	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.59**	**396,012,118**	6.95	413,074,166
Granted	**—**	**—**	—	—
Lapsed	**15.42**	**(1,806,000)**	15.42	(16,977,600)
Exercised	**15.42**	**(2,544,000)**	—	—
Balance, end of period	**6.49**	**391,662,118**	6.59	396,096,566

(All amounts in RMB millions unless otherwise stated)

27. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

Exercise of share options during the six months ended 30 June 2011 resulted in 2,544,000 shares being issued (six months ended 30 June 2010: Nil), with exercise proceeds of approximately RMB32.62 million.

As at 30 June 2011, all of the 391,662,118 outstanding share options (31 December 2010: 396,012,118), were exercisable, and the weighted average exercise price was HKD6.49 (31 December 2010: HKD6.59).

As at balance sheet date, the information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	**Number of share options outstanding as at 30 June 2011**	Number of share options outstanding as at 31 December 2010
Share options granted under the Share Option Scheme:					
30 June 2001	30 June 2001	30 June 2001 to 22 June 2011	HKD15.42	**—**	4,350,000
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2012	HKD4.30	**8,956,000**	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2012	HKD5.92	**41,024,000**	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2012	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2013	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2012	HKD5.57	**100,542,650**	100,542,650
15 October 2008	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2012	HKD8.26	**88,929,468**	88,929,468
				391,662,118	396,012,118

The options outstanding as at 30 June 2011 had a weighted average remaining contractual life of 1.44 years (31 December 2010: 0.93 years).

(All amounts in RMB millions unless otherwise stated)

27. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

Note i: In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the BOD pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the BOD as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the BOD further extended the exercise periods of certain share options by one year in each of March 2010 and March 2011 under the relevant terms of the Share Option Scheme. As at 30 June 2011, approximately 23,440,000 share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010 and March 2011, the expiry dates for certain share options were extended by one year by the BOD pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The modifications did not have significant impact on the unaudited condensed consolidated interim statement of income for the six months ended 30 June 2010 and 2011.

Details of share options of the Company exercised during the six months ended 30 June 2011 is as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective dates immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
30 June 2001	15.42	16.32	39,228,480	2,544,000

No option was exercised for the six months ended 30 June 2010.

(All amounts in RMB millions unless otherwise stated)

28. DIVIDENDS

At the annual general meeting held on 24 May 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2010 totaling approximately RMB1,885 million (for the year ended 31 December 2010: approximately RMB3,770 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2011. As at 30 June 2011, all dividends have been paid by the Company, except for dividends payable of approximately RMB479 million due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2010, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassified the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

29. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the six months ended 30 June 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds, while all potential ordinary shares for the six months ended 30 June 2010 arose from (i) share options granted under the amended Share Option Scheme; and (ii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the six months ended 30 June 2011 arose from convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the six months ended 30 June 2010 arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June	
	2011	2010 (As restated)
Numerator (in RMB millions):		
Profit attributable to owners of the parent	**2,652**	2,922
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,562**	23,562
Dilutive equivalent shares arising from share options	**210**	117
Shares used in computing diluted earnings per share	**23,772**	23,679
Basic earnings per share (in RMB)	**0.11**	0.12
Diluted earnings per share (in RMB)	**0.11**	0.12

(All amounts in RMB millions unless otherwise stated)

30. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprises directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the unaudited condensed consolidated interim financial information. The Group's telecommunications networks depend, in large part, on interconnection with the networks of and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

30.1 Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June	
	2011	2010
Transactions with Unicom Group and its subsidiaries:		
Leasing fee of telecommunications networks in Southern China	**1,200**	1,100
Charges for lease of telecommunications resources	**155**	79
Rental charges for property leasing	**463**	398
Charges for value-added telecommunications services	**77**	48
Charges for equipment procurement services	**88**	141
Charges for engineering design and construction services	**520**	448
Charges for ancillary telecommunications services	**584**	417
Charges for comprehensive support services	**78**	82
Income from comprehensive support services	**46**	6
Charges for shared services	**81**	143
Income from shared services	**—**	3

(All amounts in RMB millions unless otherwise stated)

30. RELATED PARTY TRANSACTIONS (Continued)

30.1 Transactions with Unicom Group and its subsidiaries (Continued)

(b) Renewal of continuing connected transactions in October 2010

The agreements governing the recurring related party transactions disclosed in (a) above entered between the Group and Unicom Group and its subsidiaries expired on 31 December 2010. Accordingly, on 29 October 2010, CUCL entered into the new agreements, "2011-2012 Network Lease Agreement" with Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon"), and "2011 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

- *2011-2012 Network Lease Agreement*

  Pursuant to 2011-2012 Network Lease Agreement, the lease of telecommunications networks in Southern China has extended to another two years effective from 1 January 2011 to 31 December 2012 and is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

- *2011 Comprehensive Services Agreement*

  2011 Comprehensive Services Agreement has a term of three years commencing on 1 January 2011 and expiring on 31 December 2013, and the service fees payable shall be calculated on the same basis as under previous agreements.

(c) Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as at 30 June 2011 included an unsecured short-term loan from China Netcom Corporation (BVI) Limited of approximately HKD2,390 million (equivalent to RMB1,988 million) (31 December 2010: HKD2,390 million, equivalent to RMB2,033 million). The loan carried interest rate at HIBOR plus 0.8% per annum and was repayable on 16 June 2011. The loan is extended for another one year in June 2011 with the same terms.

Apart from the short-term loan as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

(All amounts in RMB millions unless otherwise stated)

30. RELATED PARTY TRANSACTIONS (Continued)

30.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Six months ended 30 June	
	2011	2010
Interconnection revenue	**6,427**	5,920
Interconnection charges	**7,094**	5,919
Leased line revenue	**178**	121
Leased line charges	**8**	25
Engineering design and technical service revenue	**102**	115

(b) Amounts due from and to domestic carriers

	30 June 2011	31 December 2010
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**1,242**	1,296
– Less: Provision for doubtful debts	**(42)**	(35)
	1,200	1,261
Amounts due to domestic carriers		
– Payables for interconnection charges and leased line charges	**1,124**	873

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

30. RELATED PARTY TRANSACTIONS (Continued)

30.3 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2011 and 2010 are set out below:

	Six months ended 30 June	
	2011 (RMB'000)	2010 (RMB'000)
Non-executive directors:		
Fees	**965**	1,006
Other benefits (a)	**—**	169
	965	1,175
Executive directors:		
Fees	**—**	—
Other emoluments		
– Salaries and allowances	**461**	3,466
– Bonuses paid and payable	**1,048**	1,645
– Other benefits (a)	**8**	752
– Contributions to pension schemes	**57**	54
	1,574	5,917
	2,539	7,092

(a) Other benefits represent the share-based compensation cost recognised during the relevant periods for the share options granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB millions unless otherwise stated)

31. CONTINGENCIES AND COMMITMENTS

31.1 Capital commitments

As at 30 June 2011 and 31 December 2010, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	30 June 2011			31 December 2010
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**166**	**8,168**	**8,334**	6,080
Authorised but not contracted for	**179**	**2,123**	**2,302**	2,303
Total	**345**	**10,291**	**10,636**	8,383

31.2 Operating lease commitments

As at 30 June 2011 and 31 December 2010, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	30 June 2011				31 December 2010
	Land and buildings	**Equipment**	**Tele-communications networks in Southern China (Note 30.1(b))**	**Total**	Total
Leases expiring:					
– not later than one year	**1,608**	**103**	**2,500**	**4,211**	4,246
– later than one year and not later than five years	**3,384**	**192**	**1,300**	**4,876**	6,207
– later than five years	**700**	**44**	**—**	**744**	950
Total	**5,692**	**339**	**3,800**	**9,831**	11,403

31.3 Contingent liabilities

As aforementioned in Note 20, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited (which merged with CUCL on 1 January 2009). Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2011 and 31 December 2010.

(All amounts in RMB millions unless otherwise stated)

32. EVENTS AFTER THE REPORTING PERIOD

On 19 August 2011, CUCL announced that it would launch the issue of tranche one of 2011 commercial paper in an amount of RMB15 billion on 24 August 2011.

33. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 24 August 2011.

Report on Review of Interim Financial Information

To the Board of Directors of China Unicom (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 11 to 52, which comprises the condensed consolidated interim balance sheet of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2011 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2011

Other Information

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

    (a) the nominal value of the shares;

    (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

    (c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2011, 202,190,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.86% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 1,896,000 share options were held by the Directors and their associates as at 30 June 2011. Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 30 June 2011 are governed by the terms of the Share Option Scheme.

During the six months ended 30 June 2011, 2,544,000 options granted under the Share Option Scheme were exercised at an exercise price of HKD15.42 for each option.

2. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. *Grant of Special Unicom Options and Exercise Price*

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26. The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalization issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. ***Exercise of Special Unicom Options***

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2012 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2012 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2012 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2012 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 30 June 2011, 189,472,118 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 723,840 share options were held by a Director as at 30 June 2011. All of the share options granted and outstanding as at 30 June 2011 are governed by the terms of the Special Purpose Share Option Scheme.

During the six months ended 30 June 2011, no share option granted under the Special Purpose Share Option Scheme was exercised.

3. Interest of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2011[1]	Movement During the Period: Granted[1]	Movement During the Period: Exercised[1]	Movement During the Period: Lapsed[1]	No. of Options Outstanding as at 30 June 2011[1]
Directors								
Chang Xiaobing	*Beneficial owner*	*21 December 2004*	*6.20*	*526,000*	—	—	—	*526,000*
(Chairman and CEO)	*(Personal)*	*15 February 2006*	*6.35*	*746,000*	—	—	—	*746,000*
								1,272,000
Lu Yimin	—	—	—	—	—	—	—	—
Tong Jilu	*Beneficial owner*	*30 June 2001*	*15.42*	*292,000*	—	*292,000*	—	—
	(Personal)	*20 July 2004*	*5.92*	*92,000*	—	—	—	*92,000*
		15 February 2006	*6.35*	*460,000*	—	—	—	*460,000*
	Beneficial owner	*20 July 2004*	*5.92*	*32,000*	—	—	—	*32,000*
	(Spouse)	*15 February 2006*	*6.35*	*40,000*	—	—	—	*40,000*
								624,000
Li Fushen	*Beneficial owner (Personal)*	*15 October 2008*	*5.57*	*723,840*	—	—	—	*723,840*
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
Cheung Wing Lam Linus	—	—	—	—	—	—	—	—
Wong Wai Ming	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
Timpson Chung Shui Ming	—	—	—	—	—	—	—	—
Cai Hongbin	—	—	—	—	—	—	—	—
Employees[2]		*30 June 2001*	*15.42*	*4,058,000*	—	*2,252,000*	*1,806,000*	—
		21 May 2003	*4.30*	*8,956,000*	—	—	—	*8,956,000*
		20 July 2004	*5.92*	*40,900,000*	—	—	—	*40,900,000*
		21 December 2004	*6.20*	*128,000*	—	—	—	*128,000*
		15 February 2006	*6.35*	*150,310,000*	—	—	—	*150,310,000*
		15 October 2008	*5.57*	*99,818,810*	—	—	—	*99,818,810*
		15 October 2008	*8.26*	*88,929,468*	—	—	—	*88,929,468*
								389,042,278[3]
Total				**396,012,118**				**391,662,118**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. The number of share options outstanding as at 1 January 2011 include a total of 686,894 share options held by Mr. Zuo Xunsheng, who resigned as an executive director on 30 March 2011, as beneficial owner (personal).

3. The share options outstanding as at 30 June 2011 include approximately 23,440,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

4. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2011
21 May 2003	4.30	21 May 2004 to 20 May 2012 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2012 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2012 (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2012 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2012 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2012 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2012 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2012 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2012 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2013 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2013 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2012 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2012 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2012 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2012 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2012 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2012 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* *In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the Board further extended the exercise periods of certain share options by one year in each of March 2010 and March 2011 under the relevant terms of the Share Option Scheme. As at 30 June 2011, approximately 23,440,000 share options held by Transferred Personnel (as discussed in Note 3 above) remained valid.*

Furthermore, in each of March 2010 and March 2011, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

5. *Details of share options exercised during the six months ended 30 June 2011 are as follows:*

Grant date	Exercise price HKD	Weighted average closing price per share immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares
30 June 2001	*15.42*	*16.32*	*39,228,480*	*2,544,000*

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30 June 2011, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" hereinabove for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 30 June 2011 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the six months ended 30 June 2011 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2011, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2011:

		Ordinary Shares Held		Percentage of Total
		Directly	**Indirectly**	**Issued Shares**
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	16,959,075,926	71.97%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv)	China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[2,3]	7,008,353,115	225,722,791	30.70%
(v)	Telefónica S.A. ("Telefónica")[4]	—	2,122,561,708	9.01%
(vi)	Telefónica Internacional S.A.U.[4]	2,122,561,708	—	9.01%

Notes:

1. *Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.*

2. *Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.*

3. *Netcom BVI holds 7,008,353,115 shares (representing 29.74% of the total issued shares) of the Company directly. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.*

4. *Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.*

Apart from the foregoing, as at 30 June 2011, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 12 to the interim financial information for details of the share capital of the Company.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2011 will be paid.

CHARGE ON ASSETS

As at 30 June 2011, no property, plant and equipment was pledged to banks as loan security (31 December 2010: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2011, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

BOARD OF DIRECTORS

The directors during the period were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)
Lu Yimin
Tong Jilu
Li Fushen (appointed on 30 March 2011)
Zuo Xunsheng (resigned on 30 March 2011)

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of some of the Directors since the publication of the Company's 2010 annual report:

- Mr. Chang Xiaobing was appointed as a director of Telefónica.
- Mr. Li Fushen was appointed as a director of Unicom A Share Company.
- Mr. Cheung Wing Lam Linus retired as an independent non-executive director of Taikang Life Insurance Company Limited and the President of the Chartered Institute of Marketing (Hong Kong Region).
- Mr. Timpson Chung Shui Ming resigned as the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong.
- Mr. Cai Hongbin resigned as an Associate Director of Center of Poverty Research at Peking University and an independent director of Beijing Venustech Inc..
- Mr. Cai Hongbin was appointed as Chairman of the Nomination Committee, with an additional annual fee of HKD40,000. Each of Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming was appointed as a member of the Nomination Committee. Except Mr. Chang Xiaobing, each member of the Nomination Committee has an additional annual fee of HKD20,000.
- With effect from 1 January 2011, the annual remuneration of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen has been adjusted. The adjusted annual remuneration for each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen will be approximately RMB950,000, RMB950,000, RMB850,000 and RMB850,000, respectively, which includes an approximate discretionary bonus.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; and reviewing the reports on the internal control procedures of the Company. The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal control and efficient audit.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2011.

REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies proposed by the management, remuneration packages of directors and senior management, as well as the Company's share option schemes. The Remuneration Committee conducts performance review of the Chief Executive Officer (the "CEO") and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. The Remuneration Committee meets at least once a year.

NOMINATION COMMITTEE

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming. Except Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

The major responsibilities of the Nomination Committee include: reviewing the structure, number of members and composition of the Board and making recommendations to the Board; identifying individuals suitably qualified to become Board members and providing its opinion to the Board; making recommendations to the Board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors; providing its opinion to the Board on candidates nominated by the CEO to become senior management personnel of the Company and on changes to senior management personnel of the Company; and assessing the independence of the independent non-executive directors of the Company. The Nomination Committee meets where appropriate.

CORPORATE GOVERNANCE

1. Compliance with Code of Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the "Code Provision") as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2011 except the following:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association (the "Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years.

2. Model Code for Securities Transactions by Directors of the Company

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2011, and all of the Directors have confirmed such compliance.

3. Requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (the "SOX Act")

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2010. The management's assessment report was included in the Company's annual report on Form 20-F for the year ended 31 December 2010, as filed with the United States Securities and Exchange Commission on 26 May 2011.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2010 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2011, the Group had approximately 215,300 employees, 170 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 91,500 temporary staff in Mainland China. For the six months ended 30 June 2011, employee benefit expenses were approximately RMB12.52 billion (for the six months ended 30 June 2010: RMB11.57 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the "Agreement to Enhance the Strategic Alliance").

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HKD0.10 each in the capital of the Company for the aggregate consideration of USD500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/ research and development, international business development, cooperation and the sharing of best practices. Furthermore, Mr. Chang Xiaobing was appointed as a director to the Board of Telefónica in May 2011 pursuant to the Agreement to Enhance the Strategic Alliance.

Please refer to the Company's announcement dated 23 January 2011 for details.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom;
- effects of the Company's discontinuation of the personal handyphone system, business in response to the MIIT's request;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 24 August 2011

二零一一中期報告





信息生活的創新服務領導者







China unicom中国联通

中國聯合網絡通信（香港）股份有限公司
在香港註冊成立之有限公司

股票編號:0762




目錄







常小兵
董事長兼首席執行官

董事長報告書

尊敬的各位股東：

二零一一年上半年，公司收入規模加速增長，結構持續優化，網絡能力不斷增強，盈利能力逐步改善，公司整體呈現快速、健康發展勢頭。

財務表現[1]

二零一一年上半年，公司收入加速增長，實現營業收入(不包含固話初裝費遞延收入，除非特別説明，全文同上)人民幣1,013.85億元，同比增長22.9%。其中服務收入人民幣903.50億元，同比增長13.0%。實現EBITDA人民幣320.17億元，同比增長4.2%；淨利潤人民幣26.37億元，同比下降5.5%，從季度環比情況來看，盈利水平正逐步走出谷底。每股基本盈利人民幣0.113元(包含固話初裝費遞延收入)。

上半年，公司實現經營現金流人民幣343.52億元，同比增長10.5%；資本性支出人民幣259.68億元，同比下降22.1%。截至二零一一年六月三十日，債務資本比為31.7%，淨債務資本比為25.7%，債務資本結構保持穩健。

業務表現[1]

受3G、固網寬帶業務快速增長驅動，上半年，公司移動業務增長進一步加速，固網業務保持平穩，服務收入同比增幅超過行業增幅2.9個百分點，市場份額逐步提升。在收入快速增長的同時，收入結構持續改善，移動服務收入佔服務收入的比例達到54.2%，同比提高5.3個百分點。

移動業務

二零一一年上半年，公司量質並重推動3G業務規模發展，增強GSM業務發展的有效性，移動業務顯現強勁發展態勢。截至二零一一年六月三十日，公司移動用戶總數達到18,161萬戶，同比增長15.7%，其中，3G用戶滲透率達到13.2%。得益於3G用戶滲透率的快速提升，上半年移動用戶綜合ARPU達到人民幣46.8元，同比提高9.3%。移動業務增量收入規模逐季擴大，上半年實現服務收入人民幣489.98億元，同比增長25.3%，其中，3G服務收入佔比達到26.9%。

3G業務規模、快速發展：上半年，公司積極優化3G產品、補貼、終端、渠道等方面的營銷政策，有步驟的擴大目標用戶群，3G業務呈現規模、快速增長勢頭，累計淨增用戶988.5萬戶，用戶總數達到2,394.5萬戶；用戶ARPU為人民幣117.5元，同比下降11.7%；實現服務收入131.80億元，同比增長234%，季度平均環比增幅達到31.6%。

公司持續拓展和深化渠道合作，繼與蘇寧等達成戰略合作後，上半年，又陸續與國美等全國級渠道合作夥伴以及80家區域性連鎖渠道開展全面戰略合作，逐步佔據了在主流社會渠道的有利地位。此外，公司通過不斷增強對社會渠道在產品、佣金、結算等方面的支撐服務能力，建立同社會渠道共贏的合作模式，渠道銷售積極性大幅提升。上半年，3G業務社會渠道銷售佔比達到51%，同比提高16個百分點。

公司借助WCDMA在智能手機領域的產業鏈優勢，進一步加強與WCDMA產業鏈各方的合作，積極推動終端創新運營，上半年新推出三十餘款戰略定制終端，並大膽創新，以體驗和價格為核心，重新定義移動互聯網手機，於六月推出了國內首款「千元大屏智能手機」，贏得了市場的廣泛歡迎，成為撬動中低端用戶群規模發展的重要驅動力。

內容及應用方面，公司重點聚焦音樂、視頻、閱讀、應用商店等產品，廣聚合作夥伴，豐富內容資源，完善產品體驗，不斷培育用戶數據業務消費習慣。上半年，3G用戶月均數據流量達到265.6MB，同比增長86.0%。

GSM業務平穩增長：公司堅持發展與維繫並重，強化用戶保有，積極推廣話務量經營，增強GSM業務發展有效性，GSM業務保持平穩增長。上半年GSM業務累計淨增用戶429.9萬戶，用戶總數達到15,766.5萬戶；用戶ARPU為人民幣38.3元，同比下降3.8%；實現服務收入人民幣358.18億元，同比增長1.9%。

固網業務

二零一一年上半年，公司積極開展固網寬帶提速營銷，寬帶業務累計淨增用戶509.8萬戶，用戶總數達到5,232.2萬戶，同比增長19.6%；實現寬帶服務收入人民幣171.72億元，同比增長18.7%。

面對移動替代等因素的嚴峻挑戰，公司積極推廣融合業務和話務量營銷，努力減緩本地電話業務[2]下滑。二零一一年上半年，本地電話用戶累計流失117.7萬戶，用戶總數達到9,545.8萬戶。其中無線市話用戶流失295.1萬戶，用戶總數為1,047.2萬戶。本地電話業務[2]實現服務收入人民幣176.63億元，同比下降15.0%。

得益於固網寬帶等業務的快速增長，上半年，公司固網業務實現服務收入人民幣409.03億元，同比增長2.5%。

融合業務及行業應用

上半年，公司著力優化面向集團客戶的營銷組織體系和行業應用研發支撐體系，以行業應用為突破點拓展集團客戶市場，逐步建立起「沃 • 商務」在銀行、證券、保險、汽車、航空及央企六大領域的影響力，行業應用用戶發展初步顯現規模。上半年，累計發展移動OA、政府執法、汽車信息化、監測監控和股票機/專用卡五大行業應用用戶超過300萬戶。

面向家庭用戶，公司積極推廣以固網寬帶為核心的「沃 • 家庭」融合產品。截至六月三十日，「沃 • 家庭」套餐用戶總數達到370萬戶，對寬帶家庭用戶滲透率達到8.7%。

網絡建設

上半年，公司繼續加快3G網絡建設，持續完善GSM網絡，加大寬帶升級提速和熱點區域WiFi部署力度，滿足日益增長的業務發展需求。

截至二零一一年六月三十日，3G基站總數達到20.3萬個，同比增長32.8%；HSPA+網絡覆蓋全國56個重點城市，可為用戶提供下行21M的網絡速率服務；GSM基站總數達到34.8萬個，同比增長13.7%；固網寬帶接入端口總數達到7,425萬個，同比增長26.9%。

展望

下半年，公司將圍繞發展戰略，緊抓市場機遇，加快規模發展，確保公司收入實現更快增長，盈利得到大幅改善，綜合實力和市場地位得以進一步提升。下半年的主要經營措施包括：

實現重點業務的規模發展。充分借助終端、補貼、重點行業應用以及渠道等各方面的營銷和激勵政策，推動3G業務加速上規模，進一步提升市場份額；積極穩妥的推動GSM營銷模式轉型，保持GSM業務的穩定發展；推動固網寬帶業務持續快速增長，加大融合產品的組合營銷力度，保持固網業務穩定。

推動重點市場的新突破。進一步擴大重點行業應用推廣範圍，提升產品優勢和品牌影響力，帶動集團客戶規模增長。優化校園市場產品體系，整合營銷資源，實現3G等重點業務在青少年市場的突破性發展。深入挖掘農村市場消費需求，有重點的加大寬帶、GSM及融合業務的發展力度，提高農村用戶業務滲透率。發揮國際業務產品與服務優勢，實現國際業務市場份額的有效提升。

增強網絡和運營支撐能力。繼續推進3G目標網絡建設，完善2G網絡覆蓋，加快室內覆蓋和WLAN建設，不斷提升網絡能力，完善網絡質量；繼續推進寬帶網絡升級提速，加快光纖接入網建設，加速推進光進銅退，滿足不斷增長的業務發展需求。

推動關鍵領域的管理變革。積極推動以網格化營銷、自有營業廳轉型等為重點的經營模式轉型；不斷優化管理體制和業務流程；深入開展本地網全成本管理，促進各類資源使用效率不斷提升；以市場規模和資源使用效益為導向，強化考核和薪酬分配機制，全面激發員工活力，為公司業務的快速發展和運營效率的不斷提升提供堅實保障。

最後，本人謹代表董事會誠摯感謝股東、政府和社會各界對公司發展的支持，也向為公司發展做出不懈努力的公司管理層和全體員工表示衷心感謝。



常小兵
董事長兼首席執行官
二零一一年八月二十四日

附註：

1. *全文除每股基本盈利外，其他收入及盈利數據均剔除固話初裝費遞延收入因素影響（二零一一年上半年為人民幣0.15億元，上年同期為人民幣1.30億元）。*

2. *本地電話業務包含本地語音、長途、固網增值和網間結算業務。*

財務及業務概覽

I. 財務概覽[1]

收入

二零一一年上半年，公司完成營業收入人民幣1,013.85億元，其中服務收入為人民幣903.50億元，分別比上年同期增長22.9%和13.0%。

移動營業收入完成人民幣600.00億元，其中服務收入為人民幣489.98億元，比上年同期增長25.3%。移動增值服務收入為人民幣173.10億元，所佔移動服務收入比重由上年同期的31.3%上升至35.3%。GSM服務收入為人民幣358.18億元，比上年同期增長1.9%。3G服務收入為人民幣131.80億元，所佔移動服務收入的比重由上年同期的10.1%上升至26.9%。

固網營業收入完成人民幣409.36億元，其中固網服務收入為人民幣409.03億元，比上年同期增長2.5%，固網非語音業務收入完成人民幣255.53億元，所佔固網服務收入比重由上年同期的54.0%上升至62.5%，其中寬帶服務收入為人民幣171.72億元，比上年同期增長18.7%，所佔固網服務收入比重由上年同期的36.3%上升至42.0%，本地電話服務收入為人民幣176.63億元，比上年同期下降15.0%。

成本費用

二零一一年上半年，公司共發生成本費用[2]人民幣978.91億元，比上年同期增長24.2%。

隨著公司網絡規模擴大、網絡資產進一步增加以及能源、租金價格的上漲，上半年折舊及攤銷發生人民幣283.51億元，比上年同期增加人民幣17.10億元，增長6.4%，網絡、營運及支撐成本發生人民幣140.34億元，比上年同期增加人民幣12.75億元，增長10.0%。

公司繼續加大3G及寬帶等重點業務市場拓展力度，上半年銷售費用發生人民幣135.96億元，比上年同期增加人民幣22.56億元，增長19.9%，銷售通信產品成本發生人民幣142.93億元，銷售虧損為人民幣32.58億元，其中3G終端銷售虧損(「3G手機補貼成本」)為人民幣30.57億元，比上年同期增加人民幣25.66億元。

盈利情況

二零一一年上半年，公司實現稅前利潤人民幣34.94億元，淨利潤人民幣26.37億元，比上年同期下降5.5%，每股基本盈利[1]為人民幣0.113元。EBITDA[3]為人民幣320.17億元，比上年同期增長4.2%，EBITDA率(即EBITDA佔營業收入的百分比)為31.6%。

經營現金流及資本開支

二零一一年上半年，公司經營活動現金流量淨額為人民幣343.52億元，比上年同期增長10.5%，資本開支為人民幣259.68億元，自由現金流(即經營活動現金流量淨額減資本開支)為人民幣83.84億元。

資產負債情況

截至二零一一年六月三十日，公司的資產負債率由二零一零年十二月三十一日的53.4%變化至53.0%。債務資本率由二零一零年十二月三十一日的32.0%變化至31.7%。

II. 業務回顧

移動業務

3G業務

二零一一年上半年，公司繼續堅持3G「六統一」政策，持續優化3G套餐，完善預付費產品體系，推出HSPA+無線上網卡；調整戰略終端補貼政策，進一步下調3G終端補貼門檻，推出千元大屏智能手機，加速中低端智能機型上市；加大應用創新和流量經營，開展3G重點數據及信息業務促銷活動，推動手機音樂、手機電視、手機上網、手機郵箱等重點產品規模發展，積極拓展微博、手機閱讀、應用商店等創新型業務。上半年，公司3G用戶淨增988.5萬戶，達到2,394.5萬戶，其中，無線上網卡用戶達到256.5萬戶。3G用戶通話總時長達到662.2億分鐘，平均每用戶每月數據流量達到265.6M，平均每用戶每月收入(ARPU)為人民幣117.5元。手機電視、手機閱讀、手機郵箱用戶分別達到851.1萬戶、792.5萬戶、1,752.8萬戶。

GSM業務

二零一一年上半年，公司持續轉變GSM業務發展模式，推進固網移動產品融合，梳理GSM資費套餐，引入話務量產品和融合產品，加大手機上網、炫鈴等重點業務推廣，開展無線市話用戶升級為GSM用戶活動，分步驟、有計劃地將GSM中高端客戶向3G遷移，GSM業務整體保持平穩增長。上半年，GSM用戶淨增429.9萬戶，達到15,766.5萬戶。GSM用戶通話總時長達到2,424.8億分鐘，比上年同期增長5.5%。平均每用戶每月收入(ARPU)為人民幣38.3元，比上年同期下降3.8%。手機上網用戶淨增635.8萬戶，達到6,217.0萬戶，用戶滲透率達到39.4%。炫鈴業務用戶達到6,337.8萬戶，用戶滲透率達到40.2%。

固網業務

二零一一年上半年，公司繼續推進寬帶升級提速行動，提高寬帶網絡的覆蓋範圍和接入能力；推行高速帶寬體驗營銷，結合高速率增值產品，提升高速率帶寬用戶佔比；推廣更便捷的寬帶服務，普及貼近用戶的社區銷售模式，促進了寬帶業務快速發展，改善了固網收入結構。公司充分發揮全業務優勢，大力推廣「沃家庭」深度融合產品，帶動了固網業務穩步發展，強化了固話業務保有。上半年，寬帶用戶淨增509.8萬戶，達到5,232.2萬戶。4M及以上速率寬帶用戶佔比達到35.0%，比上年同期提高10.2個百分點。寬帶內容和應用業務用戶達到1,939.6萬戶，佔寬帶用戶比例達到37.1%。寬帶平均每用戶每月收入(ARPU)為人民幣57.6元，比上年同期下降1.5%。「沃家庭」用戶淨增330.9萬戶，達到369.7萬戶，帶動寬帶、固話新入網用戶分別為140.9萬戶、100.4萬戶。

二零一一年上半年，公司本地電話用戶流失117.7萬戶，用戶總數達到9,545.8萬戶，其中無線市話用戶流失295.1萬戶，用戶總數達到1,047.2萬戶。本地電話平均每用戶每月收入(ARPU)為人民幣26.4元，同比下降10.8%。

市場營銷

品牌策略

二零一一年上半年，公司深化了全業務品牌經營及管理，在繼續強化「沃3G」傳播的基礎上，加強「沃家庭」、「沃商務」的宣傳推廣力度，逐步深化「沃服務」舉措，進一步豐富沃品牌內涵。通過加強互聯網等新興媒體的使用，及與各類媒體的深入合作，有針對性地推廣創新業務和服務，凸顯了沃品牌在3G終端、網絡、應用和服務等方面的整體優勢。

營銷策略

二零一一年上半年，公司通過完善的3G資費及產品、積極的終端補貼政策、共贏的渠道合作模式、豐富多樣化的智能終端等加快3G業務規模發展，並積極穩妥地推進2G用戶向3G遷移。面向三網融合，開展家庭寬帶多媒體應用試驗，推廣面向家庭客戶的「沃家庭」融合套餐和面向中小企業客戶的「沃商務」融合套餐，深化融合業務發展。

二零一一年上半年，公司繼續深化與終端產業鏈的全面合作，豐富沃3G定制終端產品體系，進一步優化補貼政策，積極推廣自備機存費送費合約計劃，持續提高合約用戶發展佔比，提升3G用戶發展質量。

二零一一年上半年，公司抓住政府、企業信息化組網需求快速增長的機遇，聚焦汽車、航空、保險、證券等重點行業，舉辦「沃行天下」行業應用巡展活動，發展移動OA、政府執法、汽車信息化、監測監控、股票機/專用上網卡等行業應用超過300萬戶，行業應用已經成為集團客戶移動業務發展的重要驅動力。

營銷渠道

二零一一年上半年，公司繼續完善面向全業務的營銷渠道體系，增強各類渠道的銷售能力。加強自有渠道建設，實施自有營業廳效能評估，推動營業廳體驗式營銷模式轉型；加快全國級連鎖渠道與區域性連鎖渠道拓展，上半年公司與國美電器、樂語通訊、宏圖三胞等全國級連鎖渠道以及80家區域性連鎖渠道簽署了全面合作戰略協議，社會渠道拓展取得了持續性突破，上半年社會渠道發展的3G用戶佔比達到51%。進一步加大電子渠道推廣力度，完善與優化系統功能，規範運營流程，實現業務快速發展，上半年電子渠道實現營業額101億元，比上年

同期增長113%；使用電子渠道的用戶數超過8,300萬戶，比上年同期增長129%。

客戶服務

二零一一年上半年，公司以客戶為中心，以服務促發展，構建大服務格局，推進落實服務質量持續改善計劃。優化服務監督手段和工作體系，加強呼叫中心服務營銷一體化能力建設，提升客服熱線服務能力和水平，完善分級服務體系，強化高端服務能力，加快客服信息化支撐建設，為市場經營提供了服務保障。

附註：

1. *全文除每股基本盈利外，其他收入及盈利數據均剔除固話初裝費遞延收入因素影響（二零一一年上半年為人民幣0.15億元，上年同期為人民幣1.30億元）。*

2. *包括網間結算成本、折舊及攤銷、網絡、營運及支撐成本、僱員薪酬及福利開支、其他經營費用、財務費用、利息收入及淨其他收入。*

3. *EBITDA反映了在計算財務費用、利息收入、淨其他收入、所得税、折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。*

未經審核簡明合併中期資產負債表

二零一一年六月三十日
(單位：人民幣百萬元)

	附註	二零一一年六月三十日	二零一零年十二月三十一日經重列(附註3(a))
資產			
非流動資產			
固定資產	5	**363,172**	366,060
預付租賃費		**7,566**	7,607
商譽		**2,771**	2,771
遞延所得稅資產	6	**5,617**	4,840
以公允值計量經其他綜合收益入賬的金融資產	7	**9,989**	6,214
其他資產	8	**11,894**	11,753
		401,009	399,245
流動資產			
存貨及易耗品	9	**4,089**	3,728
應收賬款，淨值	10	**10,435**	9,286
預付賬款及其他流動資產	11	**4,794**	5,115
應收關聯公司款	30.1	**39**	50
應收境內電信運營商款	30.2	**1,200**	1,261
短期銀行存款		**305**	273
現金及現金等價物		**18,042**	22,495
		38,904	42,208
總資產		**439,913**	441,453
權益			
歸屬於本公司權益持有者			
股本	12	**2,311**	2,310
股本溢價	12	**173,470**	173,436
儲備		**(17,963)**	(18,273)
留存收益			
一擬派2010年末期股息	28	**—**	1,885
一其他		**49,142**	46,483
總權益		**206,960**	205,841

未經審核簡明合併中期資產負債表

二零一一年六月三十日
(單位：人民幣百萬元)

	附註	二零一一年 六月三十日	二零一零年 十二月三十一日 經重列 (附註3(a))
負債			
非流動負債			
長期銀行借款	13	**1,449**	1,462
中期票據	14	**15,000**	15,000
可換股債券	15	**11,356**	11,558
公司債券	16	**7,000**	7,000
遞延所得税負債	6	**19**	22
遞延收入		**2,131**	2,171
其他債務		**156**	162
		37,111	37,375
流動負債			
應付賬款及預提費用	17	**92,650**	97,659
應交税金		**1,593**	1,484
應付最終控股公司款	30.1	**213**	229
應付關聯公司款	30.1	**4,526**	5,191
應付境內電信運營商款	30.2	**1,124**	873
短期融資券	18	**24,000**	23,000
短期銀行借款	19	**34,856**	36,727
一年內到期的長期銀行借款	13	**54**	58
應付股利	28	**479**	431
遞延收入的流動部份		**876**	1,042
一年內到期的其他債務		**2,611**	2,637
預收賬款		**32,860**	28,906
		195,842	198,237
總負債		**232,953**	235,612
總權益及負債		**439,913**	441,453
淨流動負債		**(156,938)**	(156,029)
總資產減流動負債		**244,071**	243,216

第18頁至第52頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期損益表

截至二零一一年六月三十日止六個月期間
(單位：人民幣百萬元，每股數除外)

	附註	截至六月三十日止六個月期間 二零一一年	 二零一零年 經重列 (附註2(b))
收入	20	**101,400**	82,640
網間結算成本		**(7,763)**	(6,479)
折舊及攤銷		**(28,351)**	(26,641)
網絡、營運及支撐成本	21	**(14,034)**	(12,759)
僱員薪酬及福利開支	22	**(12,520)**	(11,572)
其他經營費用	23	**(35,051)**	(20,977)
財務費用	24	**(893)**	(864)
利息收入		**120**	40
淨其他收入	25	**601**	408
稅前利潤		**3,509**	3,796
所得稅	6	**(857)**	(874)
本期盈利		**2,652**	2,922
應佔盈利：			
本公司權益持有者		**2,652**	2,922
期內本公司權益持有者應佔盈利的每股盈利：			
每股盈利－基本(人民幣元)	29	**0.11**	0.12
每股盈利－攤薄(人民幣元)	29	**0.11**	0.12

第18頁至第52頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期綜合收益表

截至二零一一年六月三十日止六個月期間
(單位：人民幣百萬元)

	附註	截至六月三十日止六個月期間 二零一一年	 二零一零年 經重列 (附註2(b) 及3(a))
本期盈利		**2,652**	2,922
其他綜合收益／(損失)			
經其他綜合收益入賬的金融資產的公允值變動	7	**409**	(2,710)
經其他綜合收益入賬的金融資產的公允值變動之税務影響		**(102)**	671
經其他綜合收益入賬的金融資產的公允值變動，税後		**307**	(2,039)
外幣報表折算差額		**(6)**	(17)
税後本期其他綜合收益／(損失)		**301**	(2,056)
本期總綜合收益		**2,953**	866
應佔總綜合收益：			
本公司權益持有者		**2,953**	866

第18頁至第52頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期權益變動表

截至二零一一年六月三十日止六個月期間
(單位：人民幣百萬元)

	歸屬於本公司權益持有者												
	普通股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	評估儲備	可供出售公允值儲備	投資重估儲備	法定儲備基金	其他儲備	留存收益	合計	非控制性權益	總權益
於二零一零年一月一日餘額(已呈報)	2,310	173,435	79	567	106	6	—	24,251	(43,097)	48,808	206,465	2	206,467
提前採納國際財務報告準則／香港財務報告準則9之調整(附註3(a))	—	—	—	—	—	(6)	6	—	—	—	—	—	—
於二零一零年一月一日餘額(經重列)	2,310	173,435	79	567	106	—	6	24,251	(43,097)	48,808	206,465	2	206,467
本期總綜合(損失)／收益	—	—	—	—	—	—	(2,039)	—	(17)	2,922	866	—	866
重估資產產生的折舊轉入留存收益	—	—	—	—	(26)	—	—	—	—	26	—	—	—
轉入法定儲備	—	—	—	—	—	—	—	130	—	(130)	—	—	—
以權益結算之股份期權計劃：													
－僱員服務價值	—	—	—	53	—	—	—	—	—	—	53	—	53
二零零九年股息(附註28)	—	—	—	—	—	—	—	—	—	(3,770)	(3,770)	—	(3,770)
於二零一零年六月三十日餘額(經重列)	2,310	173,435	79	620	80	—	(2,033)	24,381	(43,114)	47,856	203,614	2	203,616

未經審核簡明合併中期權益變動表

截至二零一一年六月三十日止六個月期間
（單位：人民幣百萬元）

	歸屬於本公司權益持有者											
	普通股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	評估儲備	可供出售公允值儲備	投資重估儲備	法定儲備基金	可換股債券儲備	其他儲備	留存收益	總權益
於二零一一年一月一日餘額（已呈報）	2,310	173,436	79	623	56	(1,334)	—	24,822	572	(43,091)	48,368	205,841
提前採納國際財務報告準則／香港財務報告準則9之調整（附註3(a)）	—	—	—	—	—	1,334	(1,334)	—	—	—	—	—
於二零一一年一月一日餘額（經重列）	2,310	173,436	79	623	56	—	(1,334)	24,822	572	(43,091)	48,368	205,841
本期總綜合收益／（損失）	—	—	—	—	—	—	307	—	—	(6)	2,652	2,953
重估資產產生的折舊轉入留存收益	—	—	—	—	(21)	—	—	—	—	—	21	—
轉入法定儲備	—	—	—	—	—	—	—	15	—	—	(15)	—
以權益結算之股份期權計劃：												
－僱員服務價值	—	—	—	17	—	—	—	—	—	—	—	17
－期權行使所發行的股份	1	34	—	(1)	—	—	—	—	—	—	—	34
－期權失效之儲備間轉移	—	—	—	(1)	—	—	—	—	—	—	1	—
二零一零年股息（附註28）	—	—	—	—	—	—	—	—	—	—	(1,885)	(1,885)
於二零一一年六月三十日餘額	2,311	173,470	79	638	35	—	(1,027)	24,837	572	(43,097)	49,142	206,960

第18頁至第52頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期現金流量表

截至二零一一年六月三十日止六個月期間
（單位：人民幣百萬元）

	附註	截至六月三十日止六個月期間	
		二零一一年	二零一零年
經營活動所產生的淨現金		**34,352**	31,089
投資活動所支付的淨現金	(a)	**(36,524)**	(32,737)
融資活動所（支付）／產生的淨現金		**(2,281)**	649
現金及現金等價物的淨減少		**(4,453)**	(999)
現金及現金等價物期初餘額		**22,495**	7,820
現金及現金等價物期末餘額		**18,042**	6,821
現金及現金等價物分析：			
現金結餘		**7**	7
銀行結餘		**18,035**	6,814
		18,042	6,821

(a) 截至二零一零年六月三十日止六個月期間之投資活動所支付的淨現金已扣減因二零零八年出售CDMA業務相關所收取的現金約人民幣51.21億元。

第18頁至第52頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期財務資料附註

（單位：除另有說明外，均以人民幣百萬元為單位）

1. 公司架構及主要業務

中國聯合網絡通信（香港）股份有限公司（「本公司」）是於二零零零年二月八日在中華人民共和國（「中國」）香港特別行政區（「香港」）註冊成立的有限公司。本公司主營業務為投資控股，隨著於二零零八年十月一日向中國電信股份有限公司出售CDMA業務、二零零八年十月十五日與中國網通集團（香港）有限公司（「中國網通」）實施合併以及二零零九年十月一日推出WCDMA蜂窩移動通信業務後，本公司的子公司主營業務為在中國提供移動和固網語音及相關增值服務、寬帶及其他互聯網相關服務、信息通信技術服務以及商務及數據通信服務。GSM移動語音、WCDMA移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，上述其他業務以下統稱為「固網業務」。本公司及其子公司以下簡稱為「本集團」。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國托存股份於二零零零年六月二十一日在紐約證券交易所上市。

本公司的主要股東為中國聯通(BVI)有限公司（「聯通BVI」）及中國網通集團(BVI)有限公司（「網通BVI」）。聯通BVI是被中國聯合網絡通信股份有限公司（「A股公司」，一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市）控股持有。A股公司則被中國聯合網絡通信集團有限公司（一家於中國成立的國有企業，以下簡稱「聯通集團」）控股持有。網通BVI是聯通集團的全資子公司。因此，本公司董事認為聯通集團是本公司的最終控股公司。

2. 編製基準

本截至二零一一年六月三十日止六個月期間的未經審核簡明合併中期財務資料乃按照國際會計準則理事會頒佈的國際會計準則34「中期財務報告」編製。國際會計準則34與香港會計師公會頒佈的香港會計準則34「中期財務報告」一致，因此本未經審核簡明合併中期財務資料亦按香港會計準則34編製。

本截至二零一一年及二零一零年六月三十日止六個月期間的未經審核簡明合併中期財務資料未經核數師審核，而截至二零一零年十二月三十一日止年度的財務資料摘自本公司二零一零年年報內經審核的財務報表。

本未經審核簡明合併中期財務資料應當結合本集團截至二零一零年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理（包括市場風險、信貸風險及流動性風險和資本風險管理）政策已載列於本公司二零一零年年報中的財務報表。截至二零一一年六月三十日止六個月期間，風險管理政策沒有重大改變。

2. 編製基準（續）

(a) 持續經營假設

於二零一一年六月三十日，本集團的流動負債超出流動資產約為人民幣1,569億元（二零一零年十二月三十一日：約人民幣1,560億元）。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；
- 循環銀行信貸額度和短期融資券註冊額度約為人民幣1,735億元，於二零一一年六月三十日，尚未使用之額度約為人民幣1,181億元；及
- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團將繼續優化融資戰略，兼顧短、中、長期資金需求，適當安排融資組合以保持合理的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零一一年六月三十日止六個月期間之未經審核簡明合併中期財務資料乃按持續經營基礎編製。

2. 編製基準（續）

(b) 提供服務及貨品銷售收入的確認

本集團向顧客提供捆綁手機終端及通信服務的優惠套餐。在二零一零年第四季度以前，本集團採用剩餘價值法來計算分配至手機終端的銷售收入。在此方法下，本集團以合同總金額減去未來通信服務的公允值作為手機終端的銷售收入。於手機終端所有權轉移至客戶時，本集團確認為出售手機終端相關收入。此外，通信服務收入按移動通信服務的實際使用量而確認。銷售手機終端之成本於損益表內立即確認為費用。

於二零一零年度，本集團向新用戶推出了更具吸引力的優惠套餐，並成功吸引了大量新增手機優惠套餐用戶。考慮到該優惠套餐的手機終端和通信服務對用戶而言均具有獨立的價值，且其公允值具有客觀及可靠的證據，為了向財務報表使用者提供可靠、更相關的信息，本集團決定自二零一零年第四季度起對該優惠套餐採用相對公允價值法核算並追溯調整至二零一零年一月一日。在相對公允價值法下，該優惠套餐的合同總金額按照手機終端和通信服務公允值在兩者之間進行分配。銷售手機終端相關收入於該手機終端的所有權轉移至客戶時予以確認。通信服務收入按移動通信服務的實際用量予以確認。銷售手機終端之成本於收入確認時於損益表內立刻確認為費用。

該等會計政策變更導致本集團截至二零一零年六月三十日止六個月期間的收入、稅前利潤、本期盈利和每股盈利分別增加人民幣5.27億元、人民幣5.27億元、人民幣3.96億元和人民幣0.02元；以及於二零一零年六月三十日的預收賬款餘額減少人民幣5.45億元。二零一零年比較數字已相應重列。

3. 重要會計政策

除下列所述外，編製本未經審核簡明合併中期財務資料採用之會計政策與截至二零一零年十二月三十一日止年度財務報表所採用之會計政策一致。

(a) 提前採納國際財務報告準則／香港財務報告準則9

本集團於二零一一年一月一日提前採納國際財務報告準則／香港財務報告準則9「金融工具」。國際財務報告準則／香港財務報告準則9要求實體將其金融資產分類為兩種計量類別：以公允值計量或以攤銷成本計量。此釐定必須在首次確認時決定，分類視乎實體管理其金融工具的業務模式和此金融工具合同的現金流量特點。

於二零一一年一月一日採納國際財務報告準則／香港財務報告準則9後，本集團持有之投資及其他金融資產分為以下類別：

以攤銷成本計量的金融資產

撥歸此類的投資須同時符合下列兩項條件：

- 持有資產的業務模式是為收取合約現金流作為管理流動資金及賺取投資收益之用而持有，而非為變現公允值收益；及

- 金融資產的合約條款在指定日期產生現金流，其性質完全是支付本金及未償本金的利息，利息指作為未償本金在某段期間內的金錢時間值及所涉及之信貸風險的非槓桿代價。

銀行存款、應收賬款及其他存款亦撥歸此類。

撥歸此類的金融資產使用實際利息法按攤銷成本減減值準備列賬。因處置而產生的收益及損失(即出售所得款項淨額與賬面值之差額)一概列入損益表。利息收入使用實際利息法於損益表確認，並列作利息收入。

3. 重要會計政策（續）

(a) 提前採納國際財務報告準則／香港財務報告準則9（續）

以公允值計量的金融資產

不符合以攤銷成本計量的投資及其他金融資產全部撥歸此類。

附嵌入式衍生產品的證券或銀行存款，若該等嵌入式衍生產品的經濟特性及風險與其主體合約不同，並會改變其合約現金流，使其性質並不全是支付本金及未償本金的利息，又或有關利率並不單反映金錢時間值及信貸風險的代價，則全部歸類為以公允值計量。

撥歸此類的金融資產為以公允值列賬的投資。因公允值變動而產生的收益及損失在產生的期間計入損益表，或當本集團作出不可撤回之選擇將以公允值計量的金融資產之公允值變動僅確認於其他綜合收益時，計入綜合收益表。在處置投資項目時，出售所得的淨款項與賬面值之間的差異將計入損益表或綜合收益表。股息收益在確立收取股息權利時被確認，並獨立列作股息收益。

購入及出售金融資產均於交易日確認。若從金融資產收取現金流的權利已逾期，或本集團已將有關資產的所有權的風險及回報實質上全部轉移，相關資產即被停止確認。

於採納該準則之日，本集團：

- 將權益性投資工具撥歸以公允值計量；
- 作出了不可撤回之選擇，將此等金融資產公允值之變動僅確認於其他綜合收益。因此，所有後續公允值變動或處置的收益／損失將不會確認於損益表；及
- 將可供出售公允值儲備的結餘重分類至投資重估儲備。

由於新準則僅影響以公允值計量經損益入賬的金融負債的會計處理，而本集團並無此類金融負債，因此對本集團金融負債的會計處理並無影響。

3. 重要會計政策(續)

(b) 新頒佈之會計準則、修訂及詮釋

下列新準則、經修訂的會計準則及詮釋於二零一一年一月一日起財務年度首次強制執行且適用於本集團：

國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)－詮釋19，「以權益工具取代金融負債」
國際財務報告準則／香港財務報告準則3(經修訂)，「企業合併」
國際財務報告準則／香港財務報告準則7(經修訂)，「金融工具：披露」
國際會計準則／香港會計準則1(經修訂)，「財務報表的呈列」
國際會計準則／香港會計準則27(經修訂)，「合併及獨立財務報表」
國際會計準則／香港會計準則34(經修訂)，「中期財務報告」

採納以上新準則、經修訂的會計準則及詮釋未對本集團之未經審核簡明合併中期財務資料有任何重大影響。

此外，國際會計準則理事會及香港會計師公會已頒佈若干新準則、經修訂的會計準則及詮釋，但於二零一一年一月一日起的財務年度未生效且本集團亦無提前採用。管理層正評估以上新準則、經修訂的會計準則及詮釋的影響，並將在日後財務報告期間按要求採用相關準則、經修訂的會計準則及詮釋。

4. 分部資料

本公司董事會已被認定為主要經營決策者，其定期審閱本集團之內部報表以評估業績並分配資源及基於該等報告以決定經營分部。董事會以提供業務之類型角度而非以地區角度進行經營決策。據此，本集團的經營業務主要根據為中國大陸用戶提供不同種類之電信服務分成兩個經營分部。

本集團的主要經營分部為如下：

- 移動業務－主要在中國大陸的31省、直轄市及自治區提供GSM和WCDMA電話及相關業務；

- 固網業務－主要在中國大陸的31省、直轄市及自治區提供固網通訊服務及相關服務，國內及國際數據和互聯網相關服務，以及國內及國際長途及相關服務。

主要經營決策者以收入及可直接歸屬於經營分部的成本來評價每一經營分部經營成果。不可分攤項目主要指不可直接分攤至以上描述的各經營分部的集團總部及共享服務開支，也包括其他不可直接分配至特定經營分部的損益表項目如僱員薪酬及福利開支、利息收入、所得税、財務費用及其他收入。分部資產主要包括固定資產、其他資產、存貨及應收款。分部負債主要包括營運負債。

分部間的收入是按照當前與第三方交易可比條款或相關政府部門制定的國家標準進行。向主要經營決策者匯報從外部顧客取得的收入與本未經審核簡明合併中期損益表之計量形式一致。

(單位：除另有説明外，均以人民幣百萬元為單位)

4. 分部資料(續)

4.1 經營分部

	截至二零一一年六月三十日止六個月期間					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
通信服務收入	48,974	40,112	89,086	—	—	89,086
信息通信技術服務及其他收入	24	806	830	449	—	1,279
銷售通信產品收入	11,002	33	11,035	—	—	11,035
從外部顧客取得的收入	60,000	40,951	100,951	449	—	101,400
分部間的收入	67	2,173	2,240	266	(2,506)	—
收入合計	60,067	43,124	103,191	715	(2,506)	101,400
網間結算成本	(8,284)	(1,714)	(9,998)	—	2,235	(7,763)
折舊及攤銷	(12,599)	(14,584)	(27,183)	(1,226)	58	(28,351)
網絡、營運及支撐成本	(1,768)	(4,637)	(6,405)	(7,631)	2	(14,034)
僱員薪酬及福利開支	—	—	—	(12,630)	110	(12,520)
其他經營費用	(21,149)	(4,787)	(25,936)	(9,200)	85	(35,051)
財務費用	—	—	—	(1,149)	256	(893)
利息收入	—	—	—	376	(256)	120
淨其他收入	—	—	—	601	—	601
税前分部利潤／(虧損)	16,267	17,402	33,669	(30,144)	(16)	3,509
所得税						(857)
本期盈利						2,652
應佔：						
本公司權益持有者						2,652
其他信息：						
計提的壞賬準備	(1,065)	(369)	(1,434)	(7)	—	(1,441)
分部資本性支出(a)	7,928	10,943	18,871	7,097	—	25,968

(單位：除另有説明外，均以人民幣百萬元為單位)

4. 分部資料(續)

4.1 經營分部(續)

	截至二零一零年六月三十日止六個月期間(經重列)					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
通信服務收入	39,060	39,606	78,666	537	—	79,203
信息通信技術服務及其他收入	51	437	488	421	—	909
銷售通信產品收入	2,462	66	2,528	—	—	2,528
從外部顧客取得的收入	41,573	40,109	81,682	958	—	82,640
分部間的收入	92	2,118	2,210	319	(2,529)	—
收入合計	41,665	42,227	83,892	1,277	(2,529)	82,640
網間結算成本	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
折舊及攤銷	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
網絡、營運及支撐成本	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
僱員薪酬及福利開支	—	—	—	(11,679)	107	(11,572)
其他經營費用	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
財務費用	—	—	—	(959)	95	(864)
利息收入	—	—	—	135	(95)	40
淨其他收入	—	—	—	408	—	408
税前分部利潤／(虧損)	13,698	17,493	31,191	(27,328)	(67)	3,796
所得税						(874)
本期盈利						2,922
應佔：						
本公司權益持有者						2,922
其他信息：						
計提的壞賬準備	(932)	(472)	(1,404)	(3)	—	(1,407)
分部資本性支出(a)	10,788	11,596	22,384	10,932	—	33,316

(單位：除另有說明外，均以人民幣百萬元為單位)

4. 分部資料(續)

4.1 經營分部(續)

	二零一一年六月三十日					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
分部資產合計	**170,912**	**227,527**	**398,439**	**43,109**	**(1,635)**	**439,913**
分部負債合計	**74,803**	**48,908**	**123,711**	**110,360**	**(1,118)**	**232,953**

	二零一零年十二月三十一日					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
分部資產合計	170,839	225,769	396,608	46,446	(1,601)	441,453
分部負債合計	74,141	48,386	122,527	114,184	(1,099)	235,612

(a) 列示於不可分攤項目下的分部資本性支出為購置可使各經營分部都受益的通用設備的資本性支出。

(單位：除另有説明外，均以人民幣百萬元為單位)

5. 固定資產

截至二零一一年六月三十日及二零一零年六月三十日止六個月期間的固定資產變動如下：

	截至二零一一年六月三十日止六個月期間						
	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本或評估值：							
期初餘額	53,782	239,604	398,340	42,894	2,321	59,245	796,186
本期增加	125	173	403	52	13	23,767	24,533
在建工程轉入	884	11,552	11,372	1,643	303	(25,754)	—
報廢處置	(17)	(1,660)	(1,445)	(295)	(72)	—	(3,489)
期末餘額	54,774	249,669	408,670	44,294	2,565	57,258	817,230
其中：							
原值	54,774	249,669	—	—	—	57,258	361,701
評估值	—	—	408,670	44,294	2,565	—	455,529
	54,774	249,669	408,670	44,294	2,565	57,258	817,230
累計折舊及減值：							
期初餘額	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)
本期計提折舊	(1,092)	(9,200)	(14,814)	(1,947)	(254)	—	(27,307)
報廢處置	16	1,604	1,401	281	72	—	3,374
減值轉出	—	—	1	—	—	—	1
期末餘額	(17,747)	(120,546)	(284,045)	(30,462)	(1,242)	(16)	(454,058)
賬面淨值：							
期末餘額	37,027	129,123	124,625	13,832	1,323	57,242	363,172
期初餘額	37,111	126,654	127,707	14,098	1,261	59,229	366,060

(單位：除另有説明外，均以人民幣百萬元為單位)

5. 固定資產(續)

	截至二零一零年六月三十日止六個月期間						
	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本或評估值：							
期初餘額	49,364	206,923	369,023	41,414	1,886	64,172	732,782
本期增加	26	113	253	51	112	31,635	32,190
在建工程轉入	2,060	19,422	9,549	1,218	118	(32,367)	—
報廢處置	(48)	(324)	(651)	(208)	(228)	—	(1,459)
期末餘額	51,402	226,134	378,174	42,475	1,888	63,440	763,513
其中：							
原值	51,402	226,134	—	—	—	63,440	340,976
評估值	—	—	378,174	42,475	1,888	—	422,537
	51,402	226,134	378,174	42,475	1,888	63,440	763,513
累計折舊及減值：							
期初餘額	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
本期計提折舊	(968)	(7,857)	(14,309)	(2,238)	(184)	—	(25,556)
報廢處置	46	282	567	199	228	—	1,322
期末餘額	(15,580)	(105,416)	(256,797)	(27,176)	(865)	(25)	(405,859)
賬面淨值：							
期末餘額	35,822	120,718	121,377	15,299	1,023	63,415	357,654
期初餘額	34,706	109,082	125,968	16,277	977	64,147	351,157

於二零一一年六月三十日，經重估固定資產若以成本值減累計折舊及累計減值損失列示，其賬面淨值約人民幣1,425.86億元(二零一零年十二月三十一日：約人民幣1,471.48億元)。

截至二零一一年六月三十日止六個月期間，本集團確認了處置固定資產的收益約人民幣0.15億元(截至二零一零年六月三十日止六個月期間：損失約人民幣0.48億元)。

(單位：除另有說明外，均以人民幣百萬元為單位)

6. 所得稅

香港所得稅乃根據截至二零一一年六月三十日止六個月期間預計應課稅利潤按16.5%(截至二零一零年六月三十日止六個月期間：16.5%)稅率計算。截至二零一一年六月三十日止六個月期間，香港境外應課稅利潤的所得稅乃根據本集團所屬營運地區的適用稅率計算。本公司的子公司主要在中國大陸經營業務，所適用的法定企業所得稅率為25%(截至二零一零年六月三十日止六個月期間：25%)。

	截至六月三十日止六個月期間	
	二零一一年	二零一零年 (經重列)
對本期預計的應課稅利潤計提的所得稅		
－香港	**8**	9
－香港境外	**1,731**	951
	1,739	960
遞延所得稅	**(882)**	(86)
所得稅費用	**857**	874

適用法定稅率與實際所得稅率之間差異調節如下：

	截至六月三十日止六個月期間	
	二零一一年	二零一零年 (經重列)
按中國法定稅率	**25.0%**	25.0%
非稅前列支之支出	**2.4%**	1.3%
非應納所得稅收入		
－固網業務一次性收取之初裝費	**(0.6%)**	(1.6%)
中國優惠稅率及免稅期之影響	**(1.2%)**	(0.8%)
其他	**(1.2%)**	(0.9%)
實際所得稅率	**24.4%**	23.0%

（單位：除另有說明外，均以人民幣百萬元為單位）

6. 所得稅（續）

淨遞延所得稅資產／負債變動如下：

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
抵銷後淨遞延所得稅資產：		
期初金額	**4,840**	5,202
貸記損益表的遞延所得稅	**879**	128
（借）／貸記入其他綜合收益的遞延所得稅	**(102)**	402
期末金額	**5,617**	5,732
抵銷後淨遞延所得稅負債：		
期初金額	**(22)**	(245)
貸／（借）記損益表的遞延所得稅	**3**	(42)
貸記入其他綜合收益的遞延所得稅	**—**	269
期末金額	**(19)**	(18)

7. 以公允值計量經其他綜合收益入賬的金融資產

	二零一一年六月三十日	二零一零年十二月三十一日（經重列）
企業發行的權益證券	**9,989**	6,214
按上市地方分析：		
中國上市	**128**	127
非中國上市	**9,861**	6,087
	9,989	6,214

截至二零一一年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值變動約為人民幣4.09億元（截至二零一零年六月三十日止六個月期間：約人民幣27.10億元）。扣除相關稅務影響後的公允值變動約人民幣3.07億元（截至二零一零年六月三十日止六個月期間：約人民幣20.39億元）已被記錄於未經審核簡明合併中期綜合收益表。

本公司於二零一一年一月對西班牙電信增加投資，有關詳情請參閱附註26。

（單位：除另有説明外，均以人民幣百萬元為單位）

8. 其他資產

	二零一一年 六月三十日	二零一零年 十二月三十一日
開通移動服務直接相關成本	**427**	423
固網業務裝移機成本	**1,154**	1,309
預付設施租金及線路租賃費	**3,526**	3,521
購買軟件	**4,682**	4,440
其他	**2,105**	2,060
	11,894	11,753

9. 存貨及易耗品

	二零一一年 六月三十日	二零一零年 十二月三十一日
手機及其他客戶終端產品	**2,661**	2,461
電話卡	**318**	308
易耗品	**975**	860
其他	**135**	99
	4,089	3,728

10. 應收賬款，淨值

	二零一一年 六月三十日	二零一零年 十二月三十一日
應收移動業務收入	**7,412**	5,022
應收固網業務收入	**7,891**	8,042
應收其他業務收入	**447**	202
小計	**15,750**	13,266
減：移動業務壞賬準備	**(3,028)**	(2,074)
固網業務壞賬準備	**(2,173)**	(1,829)
其他業務壞賬準備	**(114)**	(77)
	10,435	9,286

(單位：除另有說明外，均以人民幣百萬元為單位)

10. 應收賬款，淨值(續)

應收賬款賬齡分析如下：

	二零一一年六月三十日	二零一零年十二月三十一日
一個月以內	**7,686**	6,625
一個月以上至三個月	**1,562**	1,316
三個月以上至一年	**3,751**	3,054
一年以上	**2,751**	2,271
	15,750	13,266

本集團所授予之信用期一般為自賬單之日起平均30天至90天。

由於本集團客戶數量龐大，故應收賬款並無重大集中的用戶信貸風險。

11. 預付賬款及其他流動資產

	二零一一年六月三十日	二零一零年十二月三十一日
預付租金	**1,254**	1,318
押金及預付款	**2,080**	2,006
預付所得稅	**26**	620
員工備用金	**369**	321
其他	**1,065**	850
	4,794	5,115

預付賬款及其他流動資產賬齡分析如下：

	二零一一年六月三十日	二零一零年十二月三十一日
一年以內	**4,222**	4,629
一年以上	**572**	486
	4,794	5,115

12. 股本

	二零一一年六月三十日 港幣百萬元	二零一零年十二月三十一日 港幣百萬元
已授權：		
30,000,000,000股普通股，每股面值港幣0.10元	**3,000**	3,000

	股數 百萬股	普通股 每股面值 港幣0.10元 港幣百萬元	股本	股本溢價	合計
已發行及繳足股本：					
於二零一零年一月一日及					
二零一零年六月三十日	23,562	2,355	2,310	173,435	175,745
於二零一一年一月一日	**23,562**	**2,355**	**2,310**	**173,436**	**175,746**
隨期權行使而發行股份(附註27)	**3**	**1**	**1**	**34**	**35**
於二零一一年六月三十日	**23,565**	**2,356**	**2,311**	**173,470**	**175,781**

(單位：除另有説明外，均以人民幣百萬元為單位)

13. 長期銀行借款

	借款利率及最終到期日	二零一一年六月三十日	二零一零年十二月三十一日
人民幣銀行借款	浮動年利率，較中國人民銀行公佈的三年期銀行借款基準利率下浮15%，按季度調整利率，至二零一三年到期		
一抵押		**800**	800
美元銀行借款	固定年利率範圍由無至5.00%（二零一零年十二月三十一日：無至5.00%）至二零三九年到期（二零一零年十二月三十一日：至二零三九年到期）		
一抵押(a)		**122**	128
一無抵押		**311**	327
		433	455
歐元銀行借款	固定年利率範圍由1.10%至2.50%（二零一零年十二月三十一日：1.10%至2.50%）至二零三四年到期（二零一零年十二月三十一日：至二零三四年到期）		
一無抵押		**270**	265
小計		**1,503**	1,520
減：一年內到期部份		**(54)**	(58)
		1,449	1,462

(單位：除另有說明外，均以人民幣百萬元為單位)

13. 長期銀行借款(續)

長期銀行借款的還款計劃如下：

	二零一一年六月三十日	二零一零年十二月三十一日
到期金額：		
－不超過一年	**54**	58
－超過一年但不超過兩年	**51**	50
－超過兩年但不超過五年	**954**	950
－超過五年	**444**	462
	1,503	1,520
減：分類為流動負債部份	**(54)**	(58)
	1,449	1,462

(a) 於二零一一年六月三十日，約人民幣1.22億元(二零一零年十二月三十一日：約人民幣1.28億元)的銀行借款由第三方提供公司擔保。

14. 中期票據

於二零一零年四月二日，中國聯合網絡通信有限公司(「中國聯通運營公司」，本公司的全資子公司)完成發行總金額為人民幣30億元的二零一零年度第一期中期票據，期限為三年，年利率為3.73%。

於二零一零年九月二十日，中國聯通運營公司完成發行總金額為人民幣120億元的二零一零年度第二期中期票據，期限為三年，年利率為3.31%。

(單位：除另有說明外，均以人民幣百萬元為單位)

15. 可換股債券

於二零一零年十月十八日，本公司之全資子公司億迅投資有限公司(「億迅」)，發行本金總額為1,838,800,000美元(按固定匯率1美元等值港幣7.7576元)年利率0.75%的有擔保可換股債券，該可換股債券於二零一五年十月到期並以本金100%贖回。債券之償還由本公司擔保並可以初步換股價港幣15.85元轉換為本公司每股面值港幣0.10元之普通股。換股價可根據於二零一零年十月十八日訂立的信託契據中規定的若干情況予以調整。債券持有人可於二零一零年十一月二十八日或之後任何時候直至二零一五年十月八日營業時間結束時(或倘該等可換股債券已於二零一五年十月十八日前被本公司要求贖回，則直至不遲於指定贖回日期7日之營業時間結束時)，隨時行使換股權。億迅將依據債券持有人之選擇，於二零一三年十月十八日按本金額連同截至指定贖回日期應計而未支付的利息，贖回債券持有人之全部而非部份可換股債券。另外，於二零一三年十月十八日或該日之後至二零一五年十月十八日前，億迅可按本金額連同截至指定贖回日期應計而未支付的利息，贖回當時發行在外之全部而非部份可換股債券 。

截至二零一一年六月三十日止六個月期間，可換股債券持有人並未將可換股債券轉換為本公司之股份，而億迅也未有將可換股債券贖回。

負債部份之公允值已於發行可換股債券時釐定，以相同期限但沒有換股特點債券之市場利率計算。剩餘數額，即面值(扣除直接發行成本)與負債部份之公允值之差額, 貸記入歸屬於本公司權益持有者項下之可換股債券儲備內。

已確認於未經審核簡明合併中期資產負債表內之可換股債券的計算如下：

初次確認之負債部份(減直接發行成本)	11,568
減：負債部份之匯兑收益影響	(55)
加：估算之財務費用	45
於二零一零年十二月三十一日之負債部份	**11,558**
減：負債部份之匯兑收益影響	**(264)**
減：已支付利息	**(45)**
加：估算之財務費用	**107**
於二零一一年六月三十日之負債部份	**11,356**

於二零一一年六月三十日，可換股債券之負債部份金額約為人民幣113.56億元(等值美元17.55億元)是以現金流量並考慮直接發行成本之影響後按借貸年利率1.90%來折現計算。

（單位：除另有說明外，均以人民幣百萬元為單位）

16. 公司債券

本集團於二零零七年六月八日發行總金額為人民幣20億元，票面年利率為4.50%，期限為十年的公司債券，並由中國銀行股份有限公司為本期債券提供公司擔保。

本集團於二零零八年九月三日發行另一批總金額為人民幣50億元，票面年利率為5.29%，期限為五年的公司債券，並由國家電網公司為本期債券提供公司擔保。

17. 應付賬款及預提費用

	二零一一年 六月三十日	二零一零年 十二月三十一日
應付工程建造商及設備供應商款	**68,996**	76,534
應付通訊產品供貨商款	**2,598**	3,189
用戶／建造商押金	**2,964**	3,200
應付修理及運維費	**3,104**	2,449
應付工資及福利費	**2,413**	1,017
應付利息	**969**	740
應付服務供貨商／內容供貨商款	**1,204**	1,034
預提費用	**6,998**	5,394
其他	**3,404**	4,102
	92,650	97,659

應付賬款及預提費用的賬齡如下：

	二零一一年 六月三十日	二零一零年 十二月三十一日
六個月以內	**81,471**	85,485
六個月至一年	**3,526**	3,866
一年以上	**7,653**	8,308
	92,650	97,659

18. 短期融資券

於二零一零年四月一日，中國聯通運營公司完成發行總金額為人民150億元的二零一零年度第一期短期融資券，期限為365日，年利率為2.64%，該短期融資券已於二零一一年三月份全部償還。

於二零一零年九月二十日，中國聯通運營公司完成發行總金額為人民幣80億元的二零一零年度第二期短期融資券，期限為365日，年利率為2.81%。

於二零一一年三月十日，中國聯通運營公司完成發行總金額各為人民幣80億元的二零一一年度第一期及第二期超短期融資券，期限為180日，年利率為3.88%。

(單位：除另有說明外，均以人民幣百萬元為單位)

19. 短期銀行借款

	借款利率及最終到期日	二零一一年六月三十日	二零一零年十二月三十一日
人民幣銀行借款	固定年利率範圍由3.62%至3.87%(二零一零年十二月三十一日：2.88%至 4.59%)，至二零一二年到期(二零一零年十二月三十一日：至二零一一年到期)		
—無抵押		**380**	2,610
人民幣銀行借款	浮動年利率範圍由較中國人民銀行公佈的基準利率下浮10%(二零一零年十二月三十一日：10%)至基準利率，至二零一一年到期(二零一零年十二月三十一日：至二零一一年到期)		
—無抵押		**19,590**	23,195
—有抵押		**—**	30
		19,590	23,225
港幣銀行借款	浮動年利率為香港銀行同業拆息加0.40%至1.20% (二零一零年十二月三十一日：加0.40%至1.00%)，至二零一二年到期(二零一零年十二月三十一日：至二零一一年到期)		
—無抵押		**14,886**	10,892
合計		**34,856**	36,727

(單位：除另有説明外，均以人民幣百萬元為單位)

20. 收入

本集團提供服務的資費標準受不同政府機構監管，包括國家發展和改革委員會(「發改委」)、中國工業和信息化部(「工信部」)和省級物價管理局。

收入按扣除營業税及營業税附加費後的淨值呈報。截至二零一一年六月三十日止六個月期間，相關營業税及營業税附加費約為人民幣30.64億元(截至二零一零年六月三十日止六個月期間：約人民幣23.23億元)。

收入的主要組成部份如下：

	截至六月三十日止六個月期間	
	二零一一年	二零一零年(經重列)
移動業務		
－通話費及月租費	**26,403**	22,337
－增值服務收入	**17,310**	12,256
－網間結算收入	**5,105**	4,209
－其他服務收入	**156**	258
移動通信服務收入合計	**48,974**	39,060
固網業務		
－通話費及月租費	**12,558**	15,159
－寬帶、數據及其他互聯網服務收入	**18,761**	15,746
－網元出租收入	**3,363**	2,800
－增值服務收入	**2,313**	2,421
－網間結算收入	**2,389**	2,712
－初裝費	**15**	130
－其他服務收入	**713**	638
固網通信服務收入合計	**40,112**	39,606
不可分攤通信服務收入	**—**	537
通信服務收入合計	**89,086**	79,203
信息通信技術服務及其他收入	**1,279**	909
銷售通信產品收入	**11,035**	2,528
外部顧客收入合計	**101,400**	82,640

（單位：除另有說明外，均以人民幣百萬元為單位）

21. 網絡、營運及支撐成本

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
修理及運行維護費	**4,434**	4,165
水電取暖動力費	**4,764**	4,282
網絡、物業、設備和設施經營性租賃費用	**4,321**	3,874
其他	**515**	438
網絡、營運及支撐成本合計	**14,034**	12,759

22. 僱員薪酬及福利開支

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
工資及薪酬	**10,302**	9,414
界定供款退休金	**1,385**	1,308
住房公積金	**727**	699
其他住房福利	**89**	98
以股份為基礎的僱員酬金	**17**	53
僱員薪酬及福利開支合計	**12,520**	11,572

23. 其他經營費用

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
計提壞賬準備	**1,441**	1,407
銷售通信產品成本	**14,293**	3,102
信息通信技術服務成本	**707**	367
代理佣金	**8,137**	6,609
廣告及業務宣傳費	**2,077**	1,726
客戶接入成本	**1,307**	1,258
用戶獲取及維繫成本	**2,074**	1,387
物業管理費	**785**	732
辦公及行政費	**1,574**	1,289
車輛使用費	**926**	943
稅費	**360**	332
其他	**1,370**	1,825
其他經營費用合計	**35,051**	20,977

（單位：除另有說明外，均以人民幣百萬元為單位）

24. 財務費用

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
財務費用：		
一需於五年內償還的銀行借款利息	**702**	1,040
一需於五年內償還的公司債券、中期票據及短期融資券利息	**784**	257
一需於五年內償還的可換股債券利息	**107**	—
一需於五年內償還的關聯公司借款利息	**10**	11
一無需於五年內償還的銀行借款利息	**3**	2
一無需於五年內償還的公司債券利息	**45**	45
一減：於在建工程的資本化利息	**(489)**	(447)
利息支出合計	**1,162**	908
一匯兑淨收益	**(446)**	(122)
一其他	**177**	78
財務費用合計	**893**	864

25. 淨其他收入

	截至六月三十日止六個月期間	
	二零一一年	二零一零年（經重列）
以公允值計量經其他綜合收益入賬的金融資產所產生的股息收益	**446**	233
其他	**155**	175
淨其他收入合計	**601**	408

(單位：除另有說明外，均以人民幣百萬元為單位)

26. 本公司與西班牙電信的相互投資

為加強本公司與西班牙電信之間的合作，本公司於二零零九年九月六日公告與西班牙電信訂立戰略聯盟協議及認購協議，據此，雙方有條件地同意通過購買另一方的股份向另一方作出相等於10億美元的投資。

於二零一一年一月二十三日，本公司與西班牙電信簽訂加強戰略聯盟協議：(a)西班牙電信將以總代價5億美元，向第三方購買本公司普通股股份；及(b)本公司將購買西班牙電信本身庫存擁有的21,827,499股普通股股份(「西班牙電信庫存股份」)， 購買上述全部西班牙電信庫存股份的總價為374,559,882.84歐元。於二零一一年一月二十五日，本公司已依照加強戰略聯盟協議完成對西班牙電信庫存股份的購買。

於二零一一年六月三十日，相關以公允值計量經其他綜合收益入賬的金融資產金額約為人民幣98.61億元(二零一零年十二月三十一日：約人民幣60.87億元)。截至二零一一年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值變動約為人民幣4.08億元(截至二零一零年六月三十日止六個月期間：約人民幣26.48億元)。扣除相關稅務影響的公允值變動約為人民幣3.06億元(截至二零一零年六月三十日止六個月期間：約人民幣19.86億元)後，已記錄於未經審核簡明合併中期綜合收益表。

27. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款分別已於二零零二年五月、二零零七年五月及二零零九年五月作出修訂。

隨本公司與中國網通於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計劃(「特殊目的股份期權計劃」)，授予股份期權予於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月作出修訂。

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	截至六月三十日止六個月期間			
	二零一一年		二零一零年	
	平均行使價 每股港幣	**股份期權 數目**	平均行使價 每股港幣	股份期權 數目
期初餘額	**6.59**	**396,012,118**	6.95	413,074,166
授予	**—**	**—**	—	—
失效	**15.42**	**(1,806,000)**	15.42	(16,977,600)
行使	**15.42**	**(2,544,000)**	—	—
期末餘額	**6.49**	**391,662,118**	6.59	396,096,566

(單位：除另有說明外，均以人民幣百萬元為單位)

27. 以權益結算之股份期權計劃(續)

截至二零一一年六月三十日止六個月期間，員工行使股份期權導致發行2,544,000股(截至二零一零年六月三十日止六個月期間：無)，收到的現金約為人民幣3,262萬元。

於二零一一年六月三十日，所有391,662,118份未行使的股份期權(二零一零年十二月三十一日：396,012,118)可予行使，加權平均行使價格為港幣6.49元(二零一零年十二月三十一日：港幣6.59元)。

於資產負債表日，未行使的股份期權的信息摘要如下：

期權授予日	期權生效期	期權可行使期 (附註i)	行使期權時每股支付價格	於二零一一年六月三十日未行使股份期權數目	於二零一零年十二月三十一日未行使股份期權數目
根據股份期權計劃授予之股份期權：					
二零零一年六月三十日	二零零一年六月三十日	二零零一年六月三十日至二零一一年六月二十二日	港幣15.42元	**—**	4,350,000
二零零三年五月二十一日	二零零三年五月二十一日至二零零六年五月二十一日	二零零四年五月二十一日至二零一二年五月二十日	港幣4.30元	**8,956,000**	8,956,000
二零零四年七月二十日	二零零四年七月二十日至二零零七年七月二十日	二零零五年七月二十日至二零一二年七月十九日	港幣5.92元	**41,024,000**	41,024,000
二零零四年十二月二十一日	二零零四年十二月二十一日至二零零七年十二月二十一日	二零零五年十二月二十一日至二零一二年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一三年二月十四日	港幣6.35元	**151,556,000**	151,556,000
根據特殊目的股份期權計劃授予之股份期權：					
二零零八年十月十五日	二零零八年十月十五日至二零零九年五月十七日	二零零八年十月十五日至二零一二年十一月十六日	港幣5.57元	**100,542,650**	100,542,650
二零零八年十月十五日	二零零八年十月十五日至二零一零年十二月六日	二零零八年十月十五日至二零一二年十二月五日	港幣8.26元	**88,929,468**	88,929,468
				391,662,118	396,012,118

於二零一一年六月三十日未行使股份期權加權平均剩餘合約期限為1.44年(二零一零年十二月三十一日：0.93年)。

27. 以權益結算之股份期權計劃(續)

附註i：二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中的相關條款規定的「強制性禁售」，致使該等股份期權未能行使。由於「強制性禁售」仍然繼續生效，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零年三月和二零一一年三月份先後每次延長一年。於二零一一年六月三十日，由被調動人員持有之約23,440,000份股份期權仍然有效。

此外，於二零一零年三月及二零一一年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」仍然生效，導致股份期權未能行使。該修訂對截至二零一零年及二零一一年六月三十日止六個月期間的未經審核簡明合併中期損益表不會產生重大影響。

截至二零一一年六月三十日止六個月期間，本公司股份期權的詳細行使情況如下：

期權授予日	可行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零一年六月三十日	15.42	16.32	39,228,480	2,544,000

截至二零一零年六月三十日止六個月期間沒有股份期權被行使。

28. 股息

於二零一一年五月二十四日的股東週年大會上，本公司經股東批准派發二零一零年度末期股息每普通股人民幣0.08元，合計約人民幣18.85億元（二零一零年度： 約人民幣37.70億元），並在截至二零一一年六月三十日止六個月期間的留存收益扣減中反映。於二零一一年六月三十日，除應付聯通BVI的股息約人民幣4.79億元外，所有股息均已派發。

依據中國企業所得税法的規定，除非外商投資企業之海外投資者被視為中國居民企業，外商投資企業在二零零八年一月一日或以後向其於海外企業股東宣派股息便需繳納10%之代扣所得税。本公司於二零一零年十一月十一日獲取了中國國家税務總局的批准，批准本公司自二零零八年一月一日起被認定為中國居民企業。因此，於二零一零年十二月三十一日，本公司之中國境內子公司向本公司分配股利並未計提代扣所得税，且在本集團之合併財務報表中，對其中國境內子公司產生的累計尚未分配利潤也未計提遞延所得税負債。

對於本公司的非中國居民企業股東，本公司在扣除非中國居民企業股東應付企業所得税金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付代扣所得税。此要求不適用於本公司股東名冊上以個人名義登記的股東。

29. 每股盈利

截至二零一一及二零一零年六月三十日止六個月期間的每股基本盈利是按照本公司權益持有者應佔盈利除以各期間發行在外的普通股加權平均數計算。

截至二零一一及二零一零年六月三十日止六個月期間的每股攤薄盈利是按照本公司權益持有者應佔盈利除以各期間就所有攤薄性的潛在普通股的影響作出調整後的發行在外普通股加權平均數計算。截至二零一一年六月三十日止六個月期間，所有潛在普通股股份是來自於(i)經修訂後的股份期權計劃下授予的股份期權；(ii)經修訂後的特殊目的股份期權計劃下授予的股份期權；及(iii)可換股債券。截至二零一零年六月三十日止六個月期間，所有潛在普通股股份是來自於(i)經修訂後的股份期權計劃下授予的股份期權；及(ii)經修訂後的特殊目的股份期權計劃下授予的股份期權。

截至二零一一年六月三十日止六個月期間，未包括在計算每股攤薄盈利所採用的普通股加權平均數中的非攤薄性的潛在普通股股份來自於初步換股價為每股港幣15.85元的可換股債券。截至二零一零年六月三十日止六個月期間，未包括在計算每股攤薄盈利所採用的普通股加權平均數中的非攤薄性的潛在普通股股份來自於經修訂後的股份期權計劃下授予的行使價為港幣15.42元的股份期權。

下表列示了每股基本盈利與每股攤薄盈利的計算：

	截至六月三十日止六個月期間	
	二零一一年	二零一零年（經重列）
分子（人民幣百萬元）：		
本公司權益持有者應佔盈利	**2,652**	2,922
分母（百萬股）：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,562**	23,562
因股份期權而產生的攤薄數量	**210**	117
用來計算每股攤薄盈利的股份數量	**23,772**	23,679
每股基本盈利（人民幣元）	**0.11**	0.12
每股攤薄盈利（人民幣元）	**0.11**	0.12

（單位：除另有說明外，均以人民幣百萬元為單位）

30. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。聯通集團和中國政府不發佈用於公共目的之財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按適用於所有客戶的商業條款進行。

管理層認為本集團在其日常交易中與若干國有企業（主要包括其他電信服務運營商）之間存在重大交易。這些交易按與第三方交易可比的條款或相關政府部門制定的國家標準進行且已反映在未經審核簡明合併中期財務資料中。本集團的電信網絡在很大程度上依賴於境內電信運營商的公共交換電話網絡和從境內電信運營商租賃的傳輸線路。管理層相信與關聯方交易相關有價值的重要信息已充分披露。

30.1 與聯通集團及其子公司的交易

(a) 經常性交易

以下列表為本集團與聯通集團及其子公司之間進行的重大經常性交易。本公司董事認為，該等交易於正常業務中發生。

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
與聯通集團及其子公司的交易：		
中國南方電信網絡租賃費	**1,200**	1,100
通信資源租用支出	**155**	79
房屋租賃支出	**463**	398
電信增值服務支出	**77**	48
設備採購服務支出	**88**	141
工程設計施工服務支出	**520**	448
末梢電信服務支出	**584**	417
綜合服務支出	**78**	82
綜合服務收入	**46**	6
共享服務支出	**81**	143
共享服務收入	**—**	3

30. 關連交易(續)

30.1 與聯通集團及其子公司的交易(續)

(b) 二零一零年十月持續關連交易的續期

本集團與聯通集團訂立以規管上述(a)中經常性關連交易的各份協議於二零一零年十二月三十一日期滿。因此，於二零一零年十月二十九日，中國聯通運營公司和聯通新時空移動通信有限公司(「聯通新時空」)訂立了「二零一一年及二零一二年網絡租賃協議」，並和聯通集團訂立了「二零一一年綜合服務協議」，以將若干持續關連交易續期。新協議及原協議的主要不同之處載列如下：

- *二零一一年及二零一二年網絡租賃協議*

  根據二零一一年及二零一二年網絡租賃協議，租賃中國南方電信網絡的初始期為兩年，從二零一一年一月一日起至二零一二年十二月三十一日止。中國聯通運營公司可選擇至少提前兩個月發出通知後，按相同條款和條件續期此租賃，但將來的租賃費除外，將來的租賃費仍須由雙方通過進一步協商，並考慮(但不限於)屆時中國南方的市場狀況確定。中國聯通運營公司就截至二零一一年和二零一二年十二月三十一日止兩個年度應付的年度租賃費分別為人民幣24億元和人民幣26億元。

- *二零一一年綜合服務協議*

  二零一一年綜合服務協議自二零一一年一月一日起至二零一三年十二月三十一日止為期三年，而應付服務費與舊有協議的計算方法相同。

(c) 應收及應付關聯公司／聯通集團及其子公司款

於二零一一年六月三十日，應付關聯公司款包括應付中國網通(BVI)有限公司約港幣23.90億元(相等於人民幣19.88億元)(二零一零年十二月三十一日：港幣23.90億元，相等於人民幣20.33億元)的無抵押短期借款。此借款年利率為香港銀行同業拆息加0.8%，並於二零一一年六月十六日到期。上述借款已於二零一一年六月按相同條款展期一年。

除上述短期借款外，應收及應付關聯公司、聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並根據上述附註(a)及所述與關聯公司／聯通集團及其子公司之正常業務交易過程中產生。

（單位：除另有說明外，均以人民幣百萬元為單位）

30. 關連交易（續）

30.2 與境內電信運營商

(a) 與境內電信運營商的重要經常性交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述：

	截至六月三十日止六個月期間	
	二零一一年	二零一零年
網間結算收入	**6,427**	5,920
網間結算成本	**7,094**	5,919
線路租賃收入	**178**	121
線路租賃費用	**8**	25
工程設計及技術服務收入	**102**	115

(b) 應收及應付境內電信運營商款

	二零一一年六月三十日	二零一零年十二月三十一日
應收境內電信運營商款		
－應收網間結算收入、線路租賃收入及工程設計及技術服務收入	**1,242**	1,296
－減：壞賬準備	**(42)**	(35)
	1,200	1,261
應付境內電信運營商款		
－應付網間結算成本及線路租賃費用	**1,124**	873

所有應收及應付境內電信運營商款項均是無擔保，免息並將在一年內償付。

30. 關連交易(續)

30.3 主要管理人員薪酬

截至二零一一年及二零一零年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	截至六月三十日止六個月期間	
	二零一一年 (人民幣千元)	二零一零年 (人民幣千元)
非執行董事：		
袍金	**965**	1,006
其他福利 (a)	**—**	169
	965	1,175
執行董事：		
袍金	**—**	—
其他薪酬		
—薪金及津貼	**461**	3,466
—已付及應付花紅	**1,048**	1,645
—其他福利 (a)	**8**	752
—退休計劃的供款	**57**	54
	1,574	5,917
	2,539	7,092

(a) 其他福利是指在本公司股份期權計劃下授予本公司董事之股份期權於相關期間內確認的以股份為基礎的僱員酬金。

(單位：除另有說明外，均以人民幣百萬元為單位)

31. 或然事項及承諾

31.1 資本承諾

於二零一一年六月三十日及二零一零年十二月三十一日，本集團的資本承諾主要是與電信網絡建設相關，具體如下：

	二零一一年六月三十日			二零一零年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並已簽訂合同	**166**	**8,168**	**8,334**	6,080
經授權但未簽訂合同	**179**	**2,123**	**2,302**	2,303
合計	**345**	**10,291**	**10,636**	8,383

31.2 經營租賃承諾

於二零一一年六月三十日及二零一零年十二月三十一日，本集團於未來支付之不可撤銷經營租賃最低租賃付款額如下：

	二零一一年六月三十日				二零一零年十二月三十一日
	土地及房屋建築物	設備	租賃中國南方電信網絡附註(30.1(b))	合計	合計
租賃到期日：					
一不超過一年	**1,608**	**103**	**2,500**	**4,211**	4,246
一超過一年但不超過五年	**3,384**	**192**	**1,300**	**4,876**	6,207
一超過五年	**700**	**44**	**—**	**744**	950
合計	**5,692**	**339**	**3,800**	**9,831**	11,403

31.3 或然事項

如以上附註20所述，本集團提供服務的資費受制於不同政府機構管轄。於二零零八年，發改委調查了中國聯通運營公司及中國網通集團有限公司(於二零零九年一月一日與中國聯通運營公司合併)各自分支機構的資費遵守情況。按管理層之評估及與工信部和發改委的持續溝通，管理層認為本集團於調查期間內均遵守相關政府機構制定的政策。因本次調查導致本集團未來發生重大現金流出的機會不大，因此於二零一一年六月三十日及二零一零年十二月三十一日沒有計提任何撥備。

32. 報告期後事項

中國聯通運營公司於二零一一年八月十九日公佈將於二零一一年八月二十四日開始發行總金額為人民幣150億元的二零一一年度第一期短期融資券。

33. 財務資料的通過

本未經審核簡明合併中期財務資料已於二零一一年八月二十四日經董事會批核。

中期財務資料的審閱報告

致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第11至52頁的中期財務資料，此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一一年六月三十日的簡明合併中期資產負債表與截至該日止六個月期間的相關簡明合併中期損益表、綜合收益表、權益變動表和現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)，視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表，貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零一一年八月二十四日

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃，並分別於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂(「股份期權計劃」)。股份期權計劃旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。股份期權計劃期滿後，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。根據股份期權計劃：

(1) 股份期權可授予員工，包括本公司的所有董事(「董事」)；

(2) 向公司的關連人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))授予股份期權，必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准；

(3) 所授股份期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%；

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 股份面值；

(b) 公司股份於股份期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價；及

(c) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據股份期權計劃可向任何股份期權計劃參與者發出的股份期權項下的股份數量(包括已行使及未行使的股份期權)不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

截至二零一一年六月三十日止，根據股份期權計劃已授出並繼續有效的股份期權共202,190,000份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.86%。其中，截至二零一一年六月三十日止，1,896,000份股份期權由董事及其聯繫人士持有。詳情請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。所有截至二零一一年六月三十日止仍有效的已授出股份期權受股份期權計劃的條款所管轄。

截至二零一一年六月三十日止六個月期間，共有2,544,000份根據股份期權計劃授予的股份期權被行使，每份股份期權的行使價為港幣15.42元。

2. 特殊目的購股權計劃

於二零零八年九月十六日，就本公司與中國網通集團（香港）有限公司（「中國網通」）通過公司條例第166條項下中國網通的一項協議安排（「協議安排」）方式進行合併，本公司採納了特殊目的購股權計劃（「特殊目的購股權計劃」）。特殊目的購股權計劃為本公司提供一項措施以激勵及挽留根據中國網通採納之購股權計劃（「網通購股權計劃」）授出之購股權（「網通購股權」）的持有人（為中國網通及其附屬公司的中高層管理人員），以及鼓勵彼等為提高本公司的價值而努力。特殊目的購股權計劃自二零零八年十月十五日起至二零一四年九月三十日（即網通購股權計劃獲得採納後滿十年之日）止期間內有效。本公司於二零零九年五月二十六日對特殊目的購股權計劃的條款進行了修訂。特殊目的購股權計劃之主要條款綜述如下：

A. 特殊聯通購股權的授出及行使價

(i) 向每名合資格參與人（「合資格參與人」）授出的特殊聯通購股權（「特殊聯通購股權」）的數目上限，以及該等特殊聯通購股權的行使價，應按下述公式確定：

特殊聯通購股權數目＝ X x Y
每份特殊聯通購股權的行使價＝ Z / X

其中：

「X」為根據協議安排以每股被註銷中國網通股份交換1.508股聯通股份的比率（「換股比率」）；

「Y」為一名合資格參與人於二零零八年十月十四日下午五時正（香港時間）（「協議安排記錄時間」）持有的尚未行使之網通購股權數目；及

「Z」為一名合資格參與人於協議安排記錄時間持有的尚未行使之網通購股權的行使價。

任何合資格參與人均不獲授予特殊聯通購股權的不足一份之購股權。

根據上述公式，二零零四年聯通特殊目的購股權（定義見下文）的行使價為港幣5.57元，而二零零五年聯通特殊目的購股權（定義見下文）的行使價為港幣8.26元。倘實施資本化發行、供股、分拆或合併聯通股份或削減股本，董事會有權對根據特殊目的購股權計劃授出的特殊聯通購股權所涉及的股份數目及行使價作出相應修訂。有關調整須使合資格參與人獲得與其於是項調整前原應享有的相同比例已發行股本，而調整亦不得導致本公司股份以低於其面值的價格發行。

(ii) 接納授出特殊聯通購股權概無應付款項。

B. 特殊聯通購股權的行使

特殊聯通購股權將按照下文的歸屬時間表行使：

(i) 就於二零零四年十月二十二日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零四年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零四年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一二年十一月十六日(經董事會延期)有效。於二零一二年十一月十六日前未行使的任何二零零四年聯通特殊目的購股權將自動失效。二零零四年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註4所載的限額；及

(ii) 就於二零零五年十二月六日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零五年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零五年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一二年十二月五日(經董事會延期)有效。於二零一二年十二月五日前尚未行使的任何二零零五年聯通特殊目的購股權將自動失效。二零零五年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註4所載的限額。

有關特殊目的購股權計劃的進一步描述，請參閱本公司於二零零八年八月十五日發出之通函。

截至二零一一年六月三十日，根據特殊目的購股權計劃已授出並繼續有效的股份期權共189,472,118份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.80%。其中，截至二零一一年六月三十日，723,840份股份期權由一名董事持有。所有截至二零一一年六月三十日止仍有效的已授出股份期權受特殊目的購股權計劃的條款所管轄。

截至二零一一年六月三十日止六個月期間，並無根據特殊聯通購股權計劃授予的股份期權被行使。

3. 董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益

	身份及性質	期權授予日[4]	行使價(港幣)	二零一一年一月一日有效期權數[1]	期內變化 授予[1]	期內變化 行使[1]	期內變化 失效[1]	二零一一年六月三十日有效期權數[1]
董事								
常小兵(董事長兼首席執行官)	實益擁有人(個人)	二零零四年十二月二十一日	6.20	526,000	—	—	—	526,000
		二零零六年二月十五日	6.35	746,000	—	—	—	746,000
								1,272,000
陸益民	—	—	—	—	—	—	—	—
佟吉祿	實益擁有人(個人)	二零零一年六月三十日	15.42	292,000	—	292,000	—	—
		二零零四年七月二十日	5.92	92,000	—	—	—	92,000
		二零零六年二月十五日	6.35	460,000	—	—	—	460,000
	實益擁有人(配偶)	二零零四年七月二十日	5.92	32,000	—	—	—	32,000
		二零零六年二月十五日	6.35	40,000	—	—	—	40,000
								624,000
李福申	實益擁有人(個人)	二零零八年十月十五日	5.57	723,840	—	—	—	723,840
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
張永霖	—	—	—	—	—	—	—	—
黃偉明	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
鍾瑞明	—	—	—	—	—	—	—	—
蔡洪濱	—	—	—	—	—	—	—	—
僱員[2]		二零零一年六月三十日	15.42	4,058,000	—	2,252,000	1,806,000	—
		二零零三年五月二十一日	4.30	8,956,000	—	—	—	8,956,000
		二零零四年七月二十日	5.92	40,900,000	—	—	—	40,900,000
		二零零四年十二月二十一日	6.20	128,000	—	—	—	128,000
		二零零六年二月十五日	6.35	150,310,000	—	—	—	150,310,000
		二零零八年十月十五日	5.57	99,818,810	—	—	—	99,818,810
		二零零八年十月十五日	8.26	88,929,468	—	—	—	88,929,468
								389,042,278[3]
合計				**396,012,118**				**391,662,118**

附註：

1. 每一股份期權授予持有人認購一股股份的權利。

2. 二零一一年一月一日未行使股份期權數包括左迅生先生(已於二零一一年三月三十日辭任執行董事)個人實益擁有之686,894份股份期權。

3. 二零一一年六月三十日未行使股份期權包括由於二零零八年行業重組被調職到其他電信公司，而被董事會根據相關股份期權計劃確定為「被調動人員」的期權持有人所持有之約23,440,000份股份期權。

4. 股份期權之詳情如下：

授予日期	行使價（港幣）	可行使期*
根據股份期權計劃授予：		
二零零一年六月三十日	15.42	二零零一年六月三十日至二零一一年六月二十二日
二零零三年五月二十一日	4.30	二零零四年五月二十一日至二零一二年五月二十日(股份期權授予部份的40%) 二零零五年五月二十一日至二零一二年五月二十日(股份期權授予部份的30%) 二零零六年五月二十一日至二零一二年五月二十日(股份期權授予部份餘下的30%)
二零零四年七月二十日	5.92	二零零五年七月二十日至二零一二年七月十九日(股份期權授予部份的40%) 二零零六年七月二十日至二零一二年七月十九日(股份期權授予部份的30%) 二零零七年七月二十日至二零一二年七月十九日(股份期權授予部份餘下的30%)
二零零四年十二月二十一日	6.20	二零零五年十二月二十一日至二零一二年十二月二十日(股份期權授予部份的40%) 二零零六年十二月二十一日至二零一二年十二月二十日(股份期權授予部份的30%) 二零零七年十二月二十一日至二零一二年十二月二十日(股份期權授予部份餘下的30%)
二零零六年二月十五日	6.35	二零零八年二月十五日至二零一三年二月十四日(股份期權授予部份的50%) 二零零九年二月十五日至二零一三年二月十四日(股份期權授予部份餘下的50%)
根據特殊目的購股權計劃授予：		
二零零八年十月十五日	5.57	二零零八年十月十五日至二零一二年十一月十六日(與於協議安排記錄時間仍生效而分別可由二零零六年五月十七日至二零一零年十一月十六日、由二零零七年五月十七日至二零一零年十一月十六日及由二零零八年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份) 二零零九年五月十七日至二零一二年十一月十六日(與於協議安排記錄時間仍生效而可由二零零九年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份)
二零零八年十月十五日	8.26	二零零八年十月十五日至二零一二年十二月五日(與於協議安排記錄時間仍生效而可由二零零七年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 二零零八年十二月六日至二零一二年十二月五日(與於協議安排記錄時間仍生效而可由二零零八年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 二零零九年十二月六日至二零一二年十二月五日(與於協議安排記錄時間仍生效而可由二零零九年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 二零一零年十二月六日至二零一二年十二月五日(與於協議安排記錄時間仍生效而可由二零一零年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份)

* 二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中各自的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。由於「強制性禁售」仍然繼續生效，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零年三月和二零一一年三月份先後每次延長一年。截至二零一一年六月三十日止，由被調動人員持有之約23,440,000份股份期權(即以上附註3提及的股份期權)仍然有效。

此外，於二零一零年三月及二零一一年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」仍然生效，導致股份期權未能行使。

5. 截至二零一一年六月三十日止六個月期間的股份期權行使詳情如下：

期權授予日	行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零一年六月三十日	15.42	16.32	39,228,480	2,544,000

董事在股份、相關股份或債券中的權益和淡倉

截至二零一一年六月三十日止，根據須要按《證券及期貨條例》(「該條例」)第352條保存的名冊所記錄，或根據「上市公司董事進行證券交易的標準守則」另外向本公司及香港聯交所作出的通知，本公司董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉如下：

董事	身份	持有本公司普通股數量	佔已發行股本之百分率
張永霖	實益擁有人(個人)	400,000	0.0017%
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

有關截至二零一一年六月三十日止，本公司董事及行政總裁於股份期權計劃及特殊目的購股權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。

除本文所披露者外，本公司或其任何控股公司或附屬公司，於截至二零一一年六月三十日止六個月期間的任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零一一年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

在本公司股本中的重大權益及淡倉

下表列出於二零一一年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人士(本公司的董事及行政總裁除外)於本公司的股份或相關股份中擁有的權益及淡倉：

	所持普通股		佔已發行
	直接持有	間接持有	股本百分比
(i) 中國聯合網絡通信集團有限公司(「聯通集團」)[1,2]	—	16,959,075,926	71.97%
(ii) 中國聯合網絡通信股份有限公司(「聯通A股公司」)[1]	—	9,725,000,020	41.27%
(iii) 中國聯通(BVI)有限公司(「聯通BVI」)[1]	9,725,000,020	—	41.27%
(iv) 中國網通集團(BVI)有限公司(「網通BVI」)[2,3]	7,008,353,115	225,722,791	30.70%
(v) Telefónica S.A.(「西班牙電信」)[4]	—	2,122,561,708	9.01%
(vi) Telefónica Internacional S.A.U. [4]	2,122,561,708	—	9.01%

註：

1. *由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。*

2. *網通BVI是聯通集團的全資附屬公司。根據該條例，網通BVI的權益被視為聯通集團持有的權益並因而已被納入其中。*

3. *網通BVI直接持有7,008,353,115股本公司股份(佔已發行股本29.74%)。同時，根據該條例，網通BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份(佔已發行股本0.96%)。*

4. *Telefónica Internacional S.A.U.是西班牙電信的全資附屬公司。根據該條例，Telefónica Internacional S.A.U.的權益被視為西班牙電信持有的權益並因而已被納入其中。*

除上表所列述外，於二零一一年六月三十日在按該條例第336條保存的名冊中，並無任何其他人士在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於中期財務資料附註12。

中期股息

董事會宣佈不派發截至二零一一年六月三十日止六個月期間的中期股息。

資產抵押

於二零一一年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保（二零一零年十二月三十一日：無）。

購回、出售或贖回公司上市股份

於截至二零一一年六月三十日止六個月期間，本公司或其附屬公司均沒有購回、出售或贖回本公司的任何上市股份。

董事會

於報告期間，本公司董事包括：

執行董事：

常小兵（董事長兼首席執行官）
陸益民
佟吉祿
李福申（於二零一一年三月三十日獲委任）
左迅生（於二零一一年三月三十日辭任）

非執行董事：

Cesareo Alierta Izuel

獨立非執行董事：

張永霖
黃偉明
John Lawson Thornton
鍾瑞明
蔡洪濱

董事資料之變更

以下是自本公司二零一零年年報刊發後若干董事資料的變更：

- 常小兵先生獲委任為西班牙電信董事。
- 李福申先生獲委任為聯通A股公司董事。
- 張永霖先生退任泰康人壽保險股份有限公司的獨立非執行董事，以及英國特許市務學會（香港區）會長。
- 鍾瑞明先生辭任民主建港協進聯盟總幹事。
- 蔡洪濱先生辭任北京大學貧困地區發展研究院副院長及北京啟明星辰信息技術股份有限公司的獨立董事。
- 蔡洪濱先生獲委任為提名委員會主席，並因而額外獲取每年港幣40,000元的董事袍金。常小兵先生、John Lawson Thornton先生及鍾瑞明先生分別獲委任為提名委員會委員。除常小兵先生外，提名委員會每名委員分別額外獲取每年港幣20,000元的董事袍金。
- 自二零一一年一月一日起，常小兵先生、陸益民先生、佟吉祿先生及李福申先生的年度酬金已作出調整。調整後，常小兵先生、陸益民先生、佟吉祿先生及李福申先生的年度酬金分別為人民幣950,000元、人民幣950,000元、人民幣850,000元及人民幣850,000元，當中包括概約酌情花紅。

審計委員會

審計委員會成員包括黃偉明先生、張永霖先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生(全部均為本公司之獨立非執行董事)，並由黃偉明先生出任審計委員會主席。

審計委員會的主要職責包括：審議並批准獨立審計師的聘任、辭任和解聘；根據已確立的預審批框架預先批准由獨立審計師提供的服務及其費用；監督獨立審計師的工作及確定非審計服務對審計師獨立性的潛在影響；審閱季度和中期財務資料，以及年度財務報表；與獨立審計師聯絡及討論在審計中發現的問題和建議；審閱獨立審計師給管理層的信函和管理層的回應；及審閱關於本公司內部控制程序相關的報告。委員會每年最少舉行四次會議，協助董事會履行其對財務報表的審閱，以確保有效的內部控制及高效率的審計。

審計委員會已經與本公司管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論(包括審閱截至二零一一年六月三十日止六個月期間之中期財務資料)。

薪酬委員會

薪酬委員會成員包括張永霖先生、黃偉明先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生(全部均為本公司之獨立非執行董事)，並由張永霖先生出任薪酬委員會主席。

薪酬委員會的主要職責包括：審議及批准本公司管理層提出的薪酬政策、董事及高級管理人員的薪酬方案，以及公司股份期權計劃。薪酬委員會並根據董事會與首席執行官簽訂的業績合同，對首席執行官進行考核並決定其年終花紅，首席執行官則對其他管理層成員進行業績考核，並決定其年終花紅，再交由薪酬委員會進行審議。薪酬委員會每年最少舉行一次會議。

提名委員會

提名委員會成員包括蔡洪濱先生、常小兵先生、John Lawson Thornton先生及鍾瑞明先生。除常小兵先生為本公司董事長兼首席執行官外，蔡洪濱先生、John Lawson Thornton先生及鍾瑞明先生各自均為本公司之獨立非執行董事。提名委員會主席由蔡洪濱先生出任。

提名委員會的主要職責包括：檢討董事會的架構、人數及組成，並向董事會提出建議；物色具備合適資格可擔任董事的人士，並向董事會提供意見；就董事委任或重新委任，以及董事繼任計劃的有關事宜向董事會提出建議；就首席執行官提名擔任本公司高級管理人員的人選及高級管理人員的調整向董事會提供意見；以及評核本公司獨立非執行董事的獨立性。提名委員會按需要舉行會議。

企業管治

1. 遵守企業管治常規守則

本公司致力於保持高水準之企業管治。本公司於截至二零一一年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治常規守則》(「守則」)的要求：

(a) 根據守則條文A.2.1規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分，以確保權力和授權分佈均衡。

本公司由常小兵先生出任董事長兼首席執行官，並由陸益民先生出任本公司總裁。常小兵先生一直負責主持本公司董事會和公司業務發展戰略和運營、管理的所有重大事務，而陸益民先生則負責本公司日常運營和管理等方面的工作。

董事會認為於現階段常小兵先生與陸益民先生已在職能上達至上述職責區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定，非執行董事應按指定任期委任，並須接受重新選舉。本公司非執行董事並非按指定任期委任，但需根據本公司的章程(「公司章程」)於股東大會上輪值告退，並經股東重選。本公司所有董事均輪值退任，至少每三年一次。

2. 本公司董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易的標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，所有董事均確認彼等於二零一一年六月三十日止六個月期間，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視二零零二年美國《薩班斯－奧克斯利法案》404條款的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部控制，出具報告和聲明。

有關的內部控制報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部控制的責任。管理層更須評估於年度結束時與財務報告相關的內部控制的有效性。根據薩班斯－奧克斯利法案404條款的要求，本公司管理層需就本公司於二零一零年十二月三十一日對與財務報告相關的內部控制的有效性進行評估。管理層的評估報告已載於本公司於二零一一年五月二十六日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零一零年十二月三十一日止年度之20-F表年報內。

4. 本公司企業管治制度與美國公司應遵循的紐約證券交易所上市規則有關企業管治規定的主要差異概述

作為一家同時在香港聯交所和紐約證券交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和薩班斯－奧克斯利法案。此外，本公司還須遵守紐約證券交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約證券交易所的所有有關企業管治的規定。

根據紐約證券交易所上市公司手冊第303A.11條規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約證券交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上予以披露。

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零一零年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零一一年六月三十日，本集團於中國大陸、香港及其他國家分別約有215,300名、170名及50名在職員工，另於中國大陸約有91,500名市場化臨時性用工。截至二零一一年六月三十日止六個月期間，僱員薪酬及福利支出約為人民幣125.2億元(截至二零一零年六月三十日止六個月期間：人民幣115.7億元)。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

加強與西班牙電信戰略聯盟的協議

二零一一年一月二十三日，本公司與西班牙電信訂立了一份加強戰略聯盟的協議(「加強戰略聯盟協議」)。

根據加強戰略聯盟協議，本公司於二零一一年一月二十五日從西班牙電信收購西班牙電信股本中每股1.00歐元的21,827,499股普通股，總購買價為374,559,882.84歐元，而西班牙電信同意於加強戰略聯盟協議簽署日後九個月內，以從第三方收購的方式，購買本公司股本中每股港幣0.10元的普通股，總對價為500,000,000美元。

根據加強戰略聯盟協議，本公司和西班牙電信同意加強雙方之間現有的戰略聯盟，並深化在採購、流動服務平台、跨國客戶服務、批發載波、漫遊、技術/研發、國際業務發展、合作和最佳實務共享等方面的合作。此外，常小兵先生已根據加強戰略聯盟協議於2011年5月份獲委任為西班牙電信董事會的董事。

詳情請參閱本公司於二零一一年一月二十三日刊發之公告。

前瞻性陳述

本中期報告包含一九三三年證券法案(經修訂)第27A節，以及一九三四年證券交易法案(經修訂)第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於以下內容：本公司的競爭地位；本公司的戰略和計劃，其中包括本公司的網絡、產品與服務、營銷等方面的(尤其是與3G業務相關的)戰略和計劃；本公司未來的經營情況，其中包括未來的財務業績，現金流，融資計劃與股息；對本公司新的，以及現有產品與服務(特別是3G服務)需求的未來增長，以及這些產品與服務的商機；以及中國電信業未來監管與其他發展。

「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明，本質上取決於重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，包括但不限於工業及信息化部(或工信部)(其承擔了原信息產業部的監管職能)、國有資產監督管理委員會，以及中國其他相關政府機構的監管政策的變化；

- 中央政府發放3G牌照引發的中國電信業的變化；
- 中國相關政府機構降低資費，以及其他優惠政策所產生的影響；
- 電信、相關技術，以及基於這些技術應用方面的變化；
- 對電信服務(尤其是3G服務)需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 對本公司電信服務的需求及價格的競爭影響；
- 資本的可用性、期限及部署，以及在資本支出方面的監管與競爭情況的影響；
- 隨著本公司與中國網通完成合併後的重組與整合的影響；
- 應工信部要求，停止經營無線市話系統業務的影響；
- 從本公司的母公司收購若干電信業務與資產的影響，其中包括二零零九年一月收購中國南方21個省份固網業務的影響；
- 本公司已編製的預計財務信息，以及支本性開支計劃的假設條件的情況變化；
- 中國政治、經濟、法律及社會條件的變化，其中包括中國政府在近期全球經濟衰退形勢下對經濟增長、外匯管制、外國投資活動與政策、外國公司進入中國電信市場，以及中國電信業的結構性變化；及
- 從近期放緩的國內外經濟活動中復甦的情況。

請同時參照本公司最新向美國證券交易委員會呈交之根據20-F表規格準備的美國年報中「風險因素」一節。

承董事會命
朱嘉儀
公司秘書

香港，二零一一年八月二十四日